UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of August, 2015

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

OTEMACHI FIRST SQUARE, EAST TOWER

5-1, OTEMACHI 1-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

ANNOUNCEMENT OF FINANCIAL RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2015

On August 5, 2015, the registrant filed with the Tokyo Stock Exchange information as to the registrant’s financial condition and results of operations at and for the three months ended June 30, 2015. Attached hereto is a copy of the press release and supplementary data relating thereto, both dated August 5, 2015, pertaining to such financial condition and results of operations, as well as forecasts for the registrant’s operations for the fiscal year ending March 31, 2016. The consolidated financial information of the registrant and that of its subsidiary NTT DOCOMO, INC., included in the press release and the supplementary data relating thereto, were prepared on the basis of accounting principles generally accepted in the United States. The non-consolidated financial information of the registrant and that of each of the registrant’s three wholly-owned subsidiaries, Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation, as well as the consolidated financial information of its subsidiary NTT DATA CORPORATION, included in the press release and the supplementary data relating thereto, were prepared on the basis of accounting principles generally accepted in Japan. The consolidated financial information of the registrant’s subsidiary Dimension Data Holdings plc, included in the supplementary data related to the press release, was prepared on the basis of International Financial Reporting Standards (“IFRS”). The financial information for the three months ended June 30, 2015 in the press release is unaudited.

The earnings projections of the registrant and its subsidiaries included in the press release contain forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The information on any website referenced herein or in the attached material is not incorporated by reference herein or therein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Yasutake Horinouchi
	Name:	Yasutake Horinouchi
	Title:	Vice President
Investor Relations Office

Date: August 5, 2015

Financial Results Release	August 5, 2015
For the Three Months Ended June 30, 2015	[U.S. GAAP	]

Name of registrant: Nippon Telegraph and Telephone Corporation (“NTT”)

Code No.: 9432 (URL http://www.ntt.co.jp/ir/)

Stock exchanges on which the Company’s shares are listed: Tokyo

Representative: Hiroo Unoura, President and Chief Executive Officer

Contact: Yasutake Horinouchi, Head of IR, Finance and Accounting Department / TEL +81-3-6838-5481

Scheduled filing date of quarterly securities report: August 6, 2015

Scheduled date of dividend payments: -

Supplemental material on quarterly results: Yes

Presentation on quarterly results: Yes (for institutional investors and analysts)

1.	Consolidated Financial Results for the Three Months Ended June 30, 2015 (April 1, 2015 – June 30, 2015)

Amounts are rounded to the nearest million yen.

(1) Consolidated Results of Operations

	(Millions of yen)
	Operating Revenues		Operating Income		Income before Income Taxes		Net Income Attributable to NTT
Three months ended June 30, 2015	2,706,457	2.5%	358,757	20.4%	367,380	20.0%	193,173	29.7%
Three months ended June 30, 2014	2,640,217	1.2%	297,979	(14.6)%	306,042	(14.1)%	148,965	(10.6)%

Note: Percentages above represent changes from the corresponding previous period.

	Basic Earnings per Share Attributable to NTT		Diluted Earnings per Share Attributable to NTT
Three months ended June 30, 2015	91.24	(yen)	—	(yen)
Three months ended June 30, 2014	67.11	(yen)	—	(yen)

Notes:	1.	Comprehensive income (loss) attributable to NTT:	For the three months ended June 30, 2015:	169,653 million yen 35.4%
			For the three months ended June 30, 2014:	125,253 million yen (43.3)%
	2.	NTT conducted a two-for-one stock split of its common stock, with an effective date of July 1, 2015. The figures for Basic Earnings per Share Attributable to NTT have been adjusted to reflect the impact of the stock split as if the stock split had occurred at the beginning of the prior fiscal year.

(2) Consolidated Financial Position

	(Millions of yen, except per share amounts)
	Total Assets	Total Equity	NTT Shareholders’ Equity	Equity Ratio (Ratio of NTT Shareholders’ Equity to Total Assets)	NTT Shareholders’ Equity per Share
June 30, 2015	20,705,084	11,116,230	8,747,730	42.2%	4,131.77 (yen)
March 31, 2015	20,702,427	11,049,810	8,681,860	41.9%	4,100.63 (yen)

Note:	NTT conducted a two-for-one stock split of its common stock, with an effective date of July 1, 2015. The figures for NTT Shareholders’ Equity per Share have been adjusted to reflect the impact of the stock split as if the stock split had occurred at the beginning of the prior fiscal year.

2.	Dividends

Annual Dividends
	End of the first quarter	End of the second quarter	End of the third quarter	Year-end	Total
Year Ended March 31, 2015	—	90.00 (yen)	—	90.00 (yen)	180.00 (yen)
Year Ending March 31, 2016	—	—	—	—	—
Year Ending March 31, 2016 (Forecasts)	—	50.00 (yen)	—	50.00 (yen)	100.00 (yen)

Notes:	1.	Change in dividend forecasts during the three months ended June 30, 2015: None
	2.	The figures for Year Ending March 31, 2016 (Forecasts) reflect the impact of NTT’s two-for-one stock split of common stock, with an effective date of July 1, 2015.

3.	Consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2016 (April 1, 2015 – March 31, 2016)

	(Millions of yen, except per share amount)
	Operating Revenues		Operating Income		Income before Income Taxes		Net Income Attributable to NTT		Basic Earnings per Share Attributable to NTT
Year Ending March 31, 2016	11,350,000	2.3%	1,200,000	10.6%	1,180,000	10.6%	630,000	21.6%	297.50	(yen)

Notes:	1.	Percentages above represent changes from the previous fiscal year.
	2.	Change in consolidated financial results forecasts for the fiscal year ending March 31, 2016 during the three months ended June 30, 2015: None
	3.	The figure for Basic Earnings per Share Attributable to NTT reflects the impact of NTT’s two-for-one stock split of common stock, with an effective date of July 1, 2015.

–  1  –

* Notes:

(1)	Change in significant consolidated subsidiaries during the three months ended June 30, 2015 that resulted in changes in the scope of consolidation: Yes

Eliminations: One company (Verio Inc.)

    (For further details, please see “Others” on page 8.)

(2)	Adoption of accounting which is simplified or exceptional for quarterly consolidated financial statements: None

(3)	Change of accounting policy

i. Change due to revision of accounting standards and other regulations: None

ii. Other change: Yes

(For further details, please see “Others” on page 8.)

(4)	Number of shares outstanding (common stock)

i. Number of shares outstanding (including treasury stock):

June 30, 2015	:	2,273,394,470 shares

March 31, 2015	:	2,273,394,470 shares

ii. Number of shares of treasury stock:

June 30, 2015	:	156,209,218 shares

March 31, 2015	:	156,195,212 shares

iii. Weighted average number of shares outstanding:

For the three months ended June 30, 2015 : 2,117,192,084 shares

For the three months ended June 30, 2014 : 2,219,652,098 shares

Note:	NTT conducted a two-for-one stock split of its common stock, with an effective date of July 1, 2015. The figures for “Number of shares outstanding (common stock)” have been adjusted to reflect the impact of the stock split as if the stock split had occurred at the beginning of the prior fiscal year.

* Presentation on the status of quarterly review process:

This earnings release is not subject to the quarterly review process as required by the Financial Instruments and Exchange Act of Japan. As of the date of issuance of this earnings release, the review process on quarterly financial statements required by the Financial Instruments and Exchange Act is still ongoing.

* Explanation of earnings forecasts and other notes:

Forward-looking statements in this earnings release, such as forecasts of results of operations, are based on the information currently available to NTT and certain assumptions that we regard as reasonable and therefore actual results may differ materially from those contained in or suggested by any forward-looking statements. With regard to the assumptions and other related matters concerning forecasts for the fiscal year ending March 31, 2016, please refer to pages 7 and 20.

On Wednesday, August 5, 2015, NTT will hold a presentation on its financial results for institutional investors and analysts. Shortly thereafter, NTT plans to post on its website explanatory details, along with the materials used at the presentation.

–  2  –

1. Qualitative Information

(1) Qualitative Information Relating to Consolidated Business Results

i. Consolidated results

Three-Month Period Ended June 30, 2015 (April 1, 2015 – June 30, 2015)

	(Billions of yen)
	Three Months Ended June 30, 2014	Three Months Ended June 30, 2015	Change	Percent Change
Operating revenues	2,640.2	2,706.5	66.2	2.5%
Operating expenses	2,342.2	2,347.7	5.5	0.2%
Operating income	298.0	358.8	60.8	20.4%
Income before income taxes and equity in earnings (losses) of affiliated companies	306.0	367.4	61.3	20.0%
Net income attributable to NTT	149.0	193.2	44.2	29.7%

During the three months ended June 30, 2015, NTT adopted and announced its Medium-Term Management Strategy, entitled “Towards the Next Stage 2.0,” in May, and implemented measures to embark on a profit growth track by accelerating its self-transformation towards becoming a “Value Partner.”

<Efforts to Expand NTT’s Global Business and Increase Profit Generation>

NTT Group seeks to expand and establish its global business as a cornerstone of its business operations and to accelerate profit generation through the following initiatives.

Specifically, NTT Group plans to strengthen its business operations with a particular focus on the global financial sector. To this end, NTT acquired Carlisle & Gallagher Consulting Group, Inc., a US IT consulting firm specializing in financial services. NTT Group also entered into a stock purchase agreement to acquire PT. Cyber CSF, an Indonesian data center provider, in order to further strengthen its capacity to respond to the growing demand for ICT platforms in Southeast Asia.

In order to meet the increasing need for data center services in the United States, NTT Group began providing services at its CA3 Data Center in Sacramento, California. NTT Group also began providing services at its Data Center 1 in Vienna, Austria, where European ICT companies have penetrated into the market at an accelerated rate.

Furthermore, each NTT Group Company has been resolutely engaged in optimizing services and operations and reducing procurement costs by continuously implementing cost reduction measures.

In addition, in order to support the above measures, NTT Group aims to strengthen its group governance and risk management, by increasing the transparency of information regarding group management, further unifying group accounting standards and practices, bolstering cash management, and enhancing collaboration within NTT Group’s global subsidiaries.

<Efforts to Optimize Domestic Network Businesses and Enhance Profitability>

NTT Group aimed to enhance the profitability of its domestic network businesses by optimizing capital investments and reducing costs. With regard to optimizing capital investments, NTT worked to improve the efficiency of its facility use and reduce procurement costs, in addition to simplifying and streamlining its network systems.

NTT Group also sought to reduce costs by implementing cost control measures in connection with its promotion of the “Hikari Collaboration Model” in the regional communications business segment and the new “Kake-hodai & Pake-aeru” billing plan in the mobile communications segment, as subscriptions to these services reached over 1.3 million and 20 million, respectively.

<Efforts to Achieve Sustainable Growth >

The Japanese government has been developing and implementing a variety of policies centered on the 2020 Tokyo Olympic and Paralympic Games and the Japanese government’s “Vitalization of Local Economies” initiative. NTT Group plans to make use of these opportunities to accelerate migration to the B2B2X model and strengthen measures aimed at creating services that will become the standards of the next generation.

In particular, as part of its efforts to address the many social issues facing Japan’s regional areas, NTT Group entered into a Comprehensive Partnership Agreement with the City of Fukuoka to develop regional services utilizing ICT. NTT Group also agreed to enter into a business alliance with Panasonic Corporation with the aim of achieving “visual service innovations” and an “evolution of user experience” toward 2020 and beyond.

–  3  –

As a result of these efforts, NTT Group’s consolidated operating revenues for the three-month period ended June 30, 2015 were ¥2,706.5 billion (an increase of 2.5% from the same period of the previous fiscal year), consolidated operating expenses were ¥2,347.7 billion (an increase of 0.2% from the same period of the previous fiscal year), consolidated operating income was ¥358.8 billion (an increase of 20.4% from the same period of the previous fiscal year), consolidated income before income taxes and equity in earnings (losses) of affiliated companies was ¥367.4 billion (an increase of 20.0% from the same period of the previous fiscal year), and net income attributable to NTT was ¥193.2 billion (an increase of 29.7% from the same period of the previous fiscal year).

Notes:	(1)	The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States.
	(2)	NTT, NTT East, NTT West, NTT Communications, and NTT DOCOMO are Gold Partners (Telecommunications Services) for the Tokyo 2020 Olympic and Paralympic Games.

ii. Segment results

Results by business segment are as follows.

Regional Communications Business Segment

Three-Month Period Ended June 30, 2015 (April 1, 2015 – June 30, 2015)

	(Billions of yen)
	Three Months Ended June 30, 2014	Three Months Ended June 30, 2015	Change	Percent Change
Operating revenues	847.5	836.5	(11.0)	(1.3)%
Operating expenses	806.8	765.4	(41.4)	(5.1)%
Operating income	40.7	71.1	30.4	74.7%

Operating revenues in the regional communications business segment for the three-month period ended June 30, 2015 decreased 1.3% from the same period of the previous fiscal year to ¥836.5 billion due to, among other things, a decrease in fixed voice-related revenues resulting from the decline in fixed-line telephone subscriptions, which was partially offset by an increase in IP / packet communications revenues. On the other hand, operating expenses for the three-month period ended June 30, 2015 decreased 5.1% from the same period of the previous fiscal year to ¥765.4 billion due to efforts to streamline operating expenses, particularly with respect to sales-related expenses in connection with the expansion of the “Hikari Collaboration Model,” among other factors. As a result, segment operating income for the three-month period ended June 30, 2015 increased 74.7% from the same period of the previous fiscal year to ¥71.1 billion.

Number of subscriptions

	(Thousands of subscriptions)
	As of March 31, 2015	As of June 30, 2015	Change	Percent Change
FLET’S Hikari (including Hikari Collaboration Model) (1)	18,716	18,951	235	1.3%
NTT East	10,403	10,476	74	0.7%
NTT West	8,313	8,475	162	1.9%
Hikari Collaboration Model	270	1,322	1,051	388.8%
NTT East	190	954	764	401.4%
NTT West	80	368	288	358.9%
Hikari Denwa (2)	17,108	17,243	135	0.8%
NTT East	9,032	9,056	24	0.3%
NTT West	8,076	8,187	111	1.4%

Notes:

(1)	Number of FLET’S Hikari (including Hikari Collaboration Model) subscribers includes subscribers to “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT East, subscribers to “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West, and subscribers to the “Hikari Collaboration Model,” the wholesale provision of services by NTT East and NTT West to service providers.
(2)	Figures for “Hikari Denwa” indicate the number of channels (in thousands), and include wholesale services provided by NTT East and NTT West to service providers.

–  4  –

Long Distance and International Communications Business Segment

Three-Month Period Ended June 30, 2015 (April 1, 2015 – June 30, 2015)

	(Billions of yen)
	Three Months Ended June 30, 2014	Three Months Ended June 30, 2015	Change	Percent Change
Operating revenues	464.9	518.1	53.3	11.5%
Operating expenses	438.4	496.9	58.5	13.3%
Operating income	26.4	21.2	(5.2)	(19.7)%

Operating revenues in the long-distance and international communications business segment for the three-month period ended June 30, 2015 increased 11.5% from the same period of the previous fiscal year to ¥518.1 billion. This increase was due to, among other things, an increase in system integration revenues of NTT’s overseas subsidiaries, partially offset by a decrease in domestic fixed voice-related revenues. On the other hand, operating expenses for the three-month period ended June 30, 2015 increased 13.3% from the same period of the previous fiscal year to ¥496.9 billion due to, among other things, an increase in revenue-linked expenses. As a result, segment operating income for the three-month period ended June 30, 2015 decreased 19.7% from the same period of the previous fiscal year to ¥21.2 billion.

Mobile Communications Business Segment

Three-Month Period Ended June 30, 2015 (April 1, 2015 – June 30, 2015)

	(Billions of yen)
	Three Months Ended June 30, 2014	Three Months Ended June 30, 2015	Change	Percent Change
Operating revenues	1,075.3	1,076.9	1.6	0.1%
Operating expenses	866.7	842.1	(24.6)	(2.8)%
Operating income	208.6	234.8	26.2	12.5%

Despite a decline in mobile voice-related revenues as a result of the impact of “Monthly Support” discount programs and the new “Kake-hodai & Pake-aeru” billing plan, operating revenues for the mobile communications business segment for the three-month period ended June 30, 2015 increased 0.1% from the same period of the previous fiscal year to ¥1,076.9 billion due to an increase in revenues from “dmarket” services and from the Smart Life area, among other things. On the other hand, despite an increase in revenue-linked expenses in the Smart Life area, operating expenses for the three-month period ended June 30, 2015 decreased 2.8% from the same period of the previous fiscal year to ¥842.1 billion due to efforts to streamline costs associated with sales and network systems. As a result, segment operating income for the three-month period ended June 30, 2015 increased 12.5% from the same period of the previous fiscal year to ¥234.8 billion.

Number of subscriptions

	(Thousands of subscriptions)
	As of March 31, 2015	As of June 30, 2015	Change	Percent Change
Mobile phone services	66,595	67,532	936	1.4%
New billing plan	17,827	20,812	2,985	16.7%
LTE(Xi) services	30,744	32,609	1,864	6.1%
FOMA services	35,851	34,923	(928)	(2.6)%

Notes:

(1)	The number of Mobile phone services subscribers (including LTE (Xi) and FOMA services) includes subscriptions to communication module services.
(2)	Effective March 3, 2008, FOMA services became mandatory for subscription to “2in1” services. Such FOMA service subscriptions to “2in1” services are included in the number of Mobile phone services subscribers and also in the number of FOMA service subscribers.

–  5  –

Data Communications Business Segment

Three-Month Period Ended June 30, 2015 (April 1, 2015 – June 30, 2015)

	(Billions of yen)
	Three Months Ended June 30, 2014	Three Months Ended June 30, 2015	Change	Percent Change
Operating revenues	335.9	360.2	24.4	7.3%
Operating expenses	327.7	341.4	13.7	4.2%
Operating income	8.2	18.9	10.7	130.5%

Operating revenues in the data communications business segment for the three-month period ended June 30, 2015 increased 7.3% from the same period of the previous fiscal year to ¥360.2 billion due to, among other things, improvements in and the expansion and renewal of existing large-scale systems and an increase in subsidiary business operations. On the other hand, operating expenses for the three-month period ended June 30, 2015 increased 4.2% from the same period of the previous fiscal year to ¥341.4 billion due to, among other things, an increase in revenue-linked expenses. As a result, segment operating income for the three-month period ended June 30, 2015 increased 130.5% from the same period of the previous fiscal year to ¥18.9 billion.

Other Business Segment

Three-Month Period Ended June 30, 2015 (April 1, 2015 – June 30, 2015)

	(Billions of yen)
	Three Months Ended June 30, 2014	Three Months Ended June 30, 2015	Change	Percent Change
Operating revenues	285.4	267.2	(18.2)	(6.4)%
Operating expenses	275.6	256.8	(18.8)	(6.8)%
Operating income	9.7	10.3	0.6	5.8%

Operating revenues in the other business segment for the three-month period ended June 30, 2015 decreased 6.4% from the same period of the previous fiscal year to ¥267.2 billion due to a decrease in revenues of NTT Group’s real estate business, among other things. On the other hand, operating expenses for the three-month period ended June 30, 2015 decreased 6.8% from the same period of the previous fiscal year to ¥256.8 billion as a result of a decrease in revenue-linked expenses as well as cost reduction measures. As a result, segment operating income for the three-month period ended June 30, 2015 increased 5.8% from the same period of the previous fiscal year to ¥10.3 billion.

–  6  –

(2) Qualitative Information Relating to Consolidated Financial Position

Net cash provided by operating activities for the three-month period ended June 30, 2015 increased ¥57.1 billion (12.9%) from the same period of the previous fiscal year to ¥500.9 billion. This increase was due to, among other factors, an increase in operating income.

Net cash used in investing activities increased ¥63.3 billion (12.0%) from the same period of the previous fiscal year to ¥590.1 billion. This increase was due to, among other factors, an increase in capital investments.

Net cash provided by financing activities decreased ¥38.1 billion (15.4%) from the same period of the previous fiscal year to ¥209.2 billion. This decrease was due to, among other factors, a decrease in proceeds from borrowings.

As a result of the above, NTT Group’s consolidated cash and cash equivalents as of June 30, 2015 totaled ¥973.8 billion, an increase of ¥124.6 billion (14.7%) from the end of the previous fiscal year.

	(Billions of yen)
	Three Months Ended June 30, 2014	Three Months Ended June 30, 2015	Change	Percent Change
Cash flows provided by operating activities	443.8	500.9	57.1	12.9%
Cash flows used in investing activities	(526.8)	(590.1)	(63.3)	(12.0)%
Cash flows provided by (used in) financing activities	247.3	209.2	(38.1)	(15.4)%

(3) Qualitative Information Relating to Consolidated Results Forecasts

There are no changes to the consolidated results forecasts for the fiscal year ending March 31, 2016 announced on May 15, 2015. NTT manages its business results on an annual basis, and does not prepare consolidated results forecasts for the six months ending September 30, 2015. For the assumptions used in the consolidated results forecasts and other related matters, please see page 20.

–  7  –

2. Others

(1)	Change in significant consolidated subsidiaries during the three months ended June 30, 2015, that resulted in changes in the scope of consolidation: Yes

NTT’s specified subsidiary, Verio Inc., was merged into NTT America, Inc., another NTT subsidiary, on April 1, 2015. As a result, Verio Inc. ceased to be a specified subsidiary of NTT, and was excluded from the scope of NTT’s consolidated subsidiaries beginning with the three months ended June 30, 2015.

(2)	Adoption of accounting which is simplified or exceptional for quarterly consolidated financial statements: None

(3)	Change of accounting policy: Yes

Change in Fiscal Year End of Certain Subsidiaries

As of April 1, 2015, certain of NTT’s consolidated subsidiaries changed their fiscal year ends from December 31 to March 31, thereby eliminating a three-month discrepancy between their fiscal year ends and NTT’s fiscal year end in NTT’s quarterly financial statements. The elimination of this discrepancy was applied as a change in accounting policy. NTT did not make any retrospective adjustments to its financial statements as these changes did not have a material impact on the consolidated financial statements for the three months ended June 30, 2014 or the year ended March 31, 2015. As a result of this change, NTT’s retained earnings have increased by ¥700 million, and its accumulated other comprehensive income (loss), noncontrolling interests and redeemable noncontrolling interests have decreased by ¥9,702 million, ¥595 million and ¥419 million, respectively, in each case as of the beginning of the current fiscal year. In addition, the change in cash and cash equivalents resulting from this change in fiscal year end is presented in the consolidated statements of cash flows under “Increase (decrease) in cash and cash equivalents due to change in fiscal year end of consolidated subsidiaries.”

–  8  –

3. CONSOLIDATED FINANCIAL STATEMENTS

(1) Consolidated Balance Sheets

	Millions of yen
	March 31, 2015	June 30, 2015	Increase (Decrease)
ASSETS
Current assets:
Cash and cash equivalents	¥849,174	¥973,819	¥124,645
Short-term investments	36,342	38,285	1,943
Notes and accounts receivable, trade	2,663,012	2,387,416	(275,596)
Allowance for doubtful accounts	(43,230)	(43,977)	(747)
Accounts receivable, other	408,051	428,098	20,047
Inventories	390,523	449,566	59,043
Prepaid expenses and other current assets	434,023	534,859	100,836
Deferred income taxes	219,333	219,820	487

Total current assets	4,957,228	4,987,886	30,658

Property, plant and equipment:
Telecommunications equipment	12,592,070	12,552,777	(39,293)
Telecommunications service lines	15,647,879	15,690,477	42,598
Buildings and structures	6,107,299	6,133,317	26,018
Machinery, vessels and tools	1,995,879	2,047,241	51,362
Land	1,299,072	1,306,787	7,715
Construction in progress	404,698	392,588	(12,110)

	38,046,897	38,123,187	76,290
Accumulated depreciation	(28,245,427)	(28,399,733)	(154,306)

Net property, plant and equipment	9,801,470	9,723,454	(78,016)

Investments and other assets:
Investments in affiliated companies	542,247	539,152	(3,095)
Marketable securities and other investments	515,580	527,660	12,080
Goodwill	1,186,161	1,266,197	80,036
Software	1,247,956	1,221,827	(26,129)
Other intangible assets	413,552	395,603	(17,949)
Other assets	1,448,296	1,455,418	7,122
Deferred income taxes	589,937	587,887	(2,050)

Total investments and other assets	5,943,729	5,993,744	50,015

Total assets	¥20,702,427	¥20,705,084	¥2,657

–  9  –

	Millions of yen
	March 31, 2015	June 30, 2015	Increase (Decrease)
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥330,423	¥698,102	¥367,679
Current portion of long-term debt	370,279	422,125	51,846
Accounts payable, trade	1,579,572	1,099,303	(480,269)
Current portion of obligations under capital leases	20,604	19,007	(1,597)
Accrued payroll	429,440	368,859	(60,581)
Accrued taxes on income	124,861	105,718	(19,143)
Accrued consumption tax	148,168	93,235	(54,933)
Advances received	243,263	305,482	62,219
Other	475,078	616,568	141,490

Total current liabilities	3,721,688	3,728,399	6,711

Long-term liabilities:
Long-term debt (excluding current portion)	3,688,825	3,613,699	(75,126)
Obligations under capital leases (excluding current portion)	34,382	29,546	(4,836)
Liability for employees’ retirement benefits	1,387,962	1,401,656	13,694
Accrued liabilities for point programs	108,099	100,079	(8,020)
Deferred income taxes	196,853	198,791	1,938
Other	486,536	472,341	(14,195)

Total long-term liabilities	5,902,657	5,816,112	(86,545)

Redeemable noncontrolling interests	28,272	44,343	16,071

Equity:
NTT shareholders’ equity
Common stock, no par value	937,950	937,950	—
Additional paid-in capital	2,846,723	2,847,274	551
Retained earnings	5,126,657	5,225,257	98,600
Accumulated other comprehensive income (loss)	268,232	235,010	(33,222)
Treasury stock, at cost	(497,702)	(497,761)	(59)

Total NTT shareholders’ equity	8,681,860	8,747,730	65,870

Noncontrolling interests	2,367,950	2,368,500	550

Total equity	11,049,810	11,116,230	66,420

Total liabilities and equity	¥20,702,427	¥20,705,084	¥2,657

–  10  –

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

THREE-MONTH PERIOD ENDED JUNE 30

Consolidated Statements of Income

	Millions of yen
	2014	2015	Increase (Decrease)
Operating revenues:
Fixed voice related services	¥367,513	¥336,376	¥(31,137)
Mobile voice related services	226,276	193,130	(33,146)
IP / packet communications services	922,283	933,708	11,425
Sale of telecommunications equipment	227,310	223,758	(3,552)
System integration	587,387	673,043	85,656
Other	309,448	346,442	36,994

	2,640,217	2,706,457	66,240

Operating expenses:
Cost of services (exclusive of items shown separately below)	559,455	556,044	(3,411)
Cost of equipment sold (exclusive of items shown separately below)	198,551	196,612	(1,939)
Cost of system integration (exclusive of items shown separately below)	413,138	475,755	62,617
Depreciation and amortization	462,550	432,575	(29,975)
Impairment loss	143	31	(112)
Selling, general and administrative expenses	708,401	686,683	(21,718)

	2,342,238	2,347,700	5,462

Operating income	297,979	358,757	60,778

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(11,716)	(10,978)	738
Interest income	4,518	4,365	(153)
Other, net	15,261	15,236	(25)

	8,063	8,623	560

Income before income taxes and equity in earnings (losses) of affiliated companies	306,042	367,380	61,338

Income tax expense (benefit):
Current	98,412	112,106	13,694
Deferred	10,354	4,488	(5,866)

	108,766	116,594	7,828

Income before equity in earnings (losses) of affiliated companies	197,276	250,786	53,510

Equity in earnings (losses) of affiliated companies	(1,361)	4,311	5,672

Net income	195,915	255,097	59,182

Less – Net income attributable to noncontrolling interests	46,950	61,924	14,974

Net income attributable to NTT	¥148,965	¥193,173	¥44,208

Per share of common stock *:
Weighted average number of shares outstanding (Shares)	2,219,652,098	2,117,192,084
Net income attributable to NTT (Yen)	¥67.11	¥91.24

*	“Per share of common stock” figures for the three months ended June 30, 2014 and 2015 have been adjusted to reflect the two-for-one stock split carried out on July 1, 2015.

–  11  –

Consolidated Statements of Comprehensive Income

	Millions of yen
	2014	2015	Increase (Decrease)
Net income	¥195,915	¥255,097	¥59,182
Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on securities	3,714	(1,941)	(5,655)
Unrealized gain (loss) on derivative instruments	1,855	402	(1,453)
Foreign currency translation adjustments	(30,675)	(28,285)	2,390
Pension liability adjustments	(988)	507	1,495
Total other comprehensive income (loss)	(26,094)	(29,317)	(3,223)
Total comprehensive income (loss)	169,821	225,780	55,959
Less – Comprehensive income attributable to noncontrolling interests	44,568	56,127	11,559

Total comprehensive income (loss) attributable to NTT	¥125,253	¥169,653	¥44,400

–  12  –

(3) Consolidated Statements of Cash Flows

THREE-MONTH PERIOD ENDED JUNE 30

	Millions of yen
	2014	2015	Increase (Decrease)
Cash flows from operating activities:
Net income	¥195,915	¥255,097	¥59,182
Adjustments to reconcile net income to net cash provided by operating activities –
Depreciation and amortization	462,550	432,575	(29,975)
Impairment losses	143	31	(112)
Deferred taxes	10,354	4,488	(5,866)
Losses on disposals of property, plant and equipment	20,047	16,867	(3,180)
Equity in (earnings) losses of affiliated companies	1,361	(4,311)	(5,672)
(Increase) decrease in notes and accounts receivable, trade	295,053	282,118	(12,935)
(Increase) decrease in inventories	(37,554)	(60,590)	(23,036)
(Increase) decrease in other current assets	(153,772)	(121,967)	31,805
Increase (decrease) in accounts payable, trade and accrued payroll	(313,952)	(331,187)	(17,235)
Increase (decrease) in accrued consumption tax	37,252	(54,783)	(92,035)
Increase (decrease) in advances received	1,383	62,040	60,657
Increase (decrease) in accrued taxes on income	(160,364)	(19,771)	140,593
Increase (decrease) in other current liabilities	96,484	60,120	(36,364)
Increase (decrease) in liability for employees’ retirement benefits	11,772	13,704	1,932
Increase (decrease) in other long-term liabilities	(1,512)	(14,443)	(12,931)
Other	(21,371)	(19,114)	2,257

Net cash provided by operating activities	¥443,789	¥500,874	¥57,085

–  13  –

	Millions of yen
	2014	2015	Increase (Decrease)
Cash flows from investing activities:
Payments for property, plant and equipment	¥(405,387)	¥(383,011)	¥22,376
Payments for intangibles	(92,833)	(110,471)	(17,638)
Proceeds from sales of property, plant and equipment	11,824	8,250	(3,574)
Payments for purchases of non-current investments	(2,179)	(18,737)	(16,558)
Proceeds from sales and redemptions of non-current investments	3,571	6,967	3,396
Acquisitions of subsidiaries, net of cash acquired	(3,631)	(84,884)	(81,253)
Payments for purchases of short-term investments	(36,137)	(6,227)	29,910
Proceeds from redemptions of short-term investments	17,201	5,191	(12,010)
Other	(19,219)	(7,137)	12,082

Net cash used in investing activities	(526,790)	(590,059)	(63,269)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	234,849	59,845	(175,004)
Payments for settlement of long-term debt	(107,455)	(143,679)	(36,224)
Proceeds from issuance of short-term debt	1,896,280	1,700,715	(195,565)
Payments for settlement of short-term debt	(1,626,089)	(1,333,260)	292,829
Dividends paid	(99,904)	(95,273)	4,631
Proceeds from sale of (payments for acquisition of) treasury stock, net	(30)	(77)	(47)
Acquisitions of shares of subsidiaries from noncontrolling interests	—	(1,179)	(1,179)
Other	(50,400)	22,082	72,482

Net cash provided by financing activities	247,251	209,174	(38,077)

Effect of exchange rate changes on cash and cash equivalents	(5,302)	2,628	7,930

Net increase (decrease) in cash and cash equivalents	158,948	122,617	(36,331)

Cash and cash equivalents at beginning of period	984,463	849,174	(135,289)

Increase (decrease) in cash and cash equivalents due to change in fiscal year end of consolidated subsidiaries	—	2,028	2,028

Cash and cash equivalents at end of period	¥1,143,411	¥973,819	¥(169,592)

Cash paid during the period for:
Interest	¥11,309	¥10,786	¥(523)
Income taxes, net	¥275,775	¥153,753	¥(122,022)

–  14  –

(4) Going Concern Assumption

None

(5) Business Segments

THREE-MONTH PERIOD ENDED JUNE 30

1.	Operating revenues

	(Millions of yen)
	2014	2015	Increase (Decrease)
Regional communications business
External customers	¥735,598	¥717,980	¥(17,618)
Intersegment	111,912	118,523	6,611

Total	847,510	836,503	(11,007)

Long-distance and international communications business
External customers	443,982	498,193	54,211
Intersegment	20,894	19,942	(952)

Total	464,876	518,135	53,259

Mobile communications business
External customers	1,065,815	1,066,369	554
Intersegment	9,487	10,495	1,008

Total	1,075,302	1,076,864	1,562

Data communications business
External customers	310,800	338,818	28,018
Intersegment	25,078	21,417	(3,661)

Total	335,878	360,235	24,357

Other business
External customers	84,022	85,097	1,075
Intersegment	201,335	182,067	(19,268)

Total	285,357	267,164	(18,193)

Elimination	(368,706)	(352,444)	16,262

Consolidated total	¥2,640,217	¥2,706,457	¥66,240

2.	Segment profit

	(Millions of yen)
	2014	2015	Increase (Decrease)
Segment profit
Regional communications business	¥40,707	¥71,131	¥30,424
Long-distance and international communications business	26,435	21,220	(5,215)
Mobile communications business	208,608	234,766	26,158
Data communications business	8,182	18,858	10,676
Other business	9,746	10,315	569

Total segment profit	293,678	356,290	62,612

Elimination	4,301	2,467	(1,834)

Consolidated total	¥297,979	¥358,757	¥60,778

–  15  –

(6) NTT Shareholders’ Equity

1. Dividends

Cash dividends paid

Resolution	The shareholders’ meeting held on June 26, 2015
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends paid	¥95,273 million
Cash dividends per share	¥90
Record date	March 31, 2015
Date of payment	June 29, 2015

2. Treasury stock

On August 5, 2015, the board of directors of NTT resolved that NTT may acquire up to 21 million shares of its outstanding common stock for an amount in total not exceeding ¥100 billion from August 6, 2015 through October 30, 2015.

(7) Subsequent Events

For information on NTT’s resolution with respect to its stock repurchase authorization, see Note 6.

–  16  –

4. (Reference)

NON-CONSOLIDATED FINANCIAL STATEMENTS

(1) Non-Consolidated Balance Sheets

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	March 31, 2015	June 30, 2015
ASSETS
Current assets:
Cash and bank deposits	8,052	11,898
Accounts receivable, trade	1,503	373
Supplies	189	197
Subsidiary deposits	4	7
Other	396,507	631,236

Total current assets	406,257	643,714

Fixed assets:
Property, plant and equipment	159,131	156,317
Intangible fixed assets	25,840	21,877
Investments and other assets
Investments in subsidiaries and affiliated companies	5,093,735	5,092,250
Long-term loans receivable to subsidiaries	1,303,142	1,233,142
Other	39,267	38,877

Total investments and other assets	6,436,145	6,364,269

Total fixed assets	6,621,117	6,542,464

TOTAL ASSETS	7,027,374	7,186,179

Notes:	1.	The above non-consolidated quarterly financial statements are exempt from auditor review for purposes of legal disclosure.
	2.	The above non-consolidated quarterly financial statements are prepared based on the “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

–  17  –

(Reference)

	Millions of yen
	March 31, 2015	June 30, 2015
LIABILITIES
Current liabilities:
Accounts payable, trade	137	26
Current portion of corporate bonds	149,995	219,997
Current portion of long-term borrowings	55,180	55,180
Current portion of long-term borrowings from subsidiaries	240,000	240,000
Short-term borrowings	46,000	50,000
Accrued taxes on income	1,033	224
Deposits received from subsidiaries	51,617	59,686
Other	27,648	78,350

Total current liabilities	571,612	703,465

Long-term liabilities:
Corporate bonds	856,341	786,354
Long-term borrowings	1,218,600	1,218,600
Liability for employees’ retirement benefits	30,634	30,848
Asset retirement obligations	1,385	1,392
Other	3,324	3,288

Total long-term liabilities	2,110,286	2,040,483

TOTAL LIABILITIES	2,681,899	2,743,949

NET ASSETS
Shareholders’ equity:
Common stock	937,950	937,950
Capital surplus	2,672,826	2,672,827
Earned surplus	1,232,879	1,330,145
Treasury stock	(497,702)	(497,761)

Total shareholders’ equity	4,345,954	4,443,161

Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	(478)	(932)

Total unrealized gains (losses), translation adjustments, and others	(478)	(932)

TOTAL NET ASSETS	4,345,475	4,442,229

TOTAL LIABILITIES AND NET ASSETS	7,027,374	7,186,179

Notes:	1.	The above non-consolidated quarterly financial statements are exempt from auditor review for purposes of legal disclosure.
	2.	The above non-consolidated quarterly financial statements are prepared based on the “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

–  18  –

(Reference)

(2) Non-Consolidated Statements of Income

THREE-MONTH PERIOD ENDED JUNE 30

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	2014	2015
Operating revenues	221,069	224,022
Operating expenses	31,280	30,401

Operating income	189,788	193,620

Non-operating revenues:
Interest income	4,920	4,043
Lease and rental income	2,671	2,623
Miscellaneous income	331	308

Total non-operating revenues	7,922	6,975

Non-operating expenses:
Interest expenses	3,595	3,147
Corporate bond interest expenses	3,744	3,308
Miscellaneous expenses	1,295	1,268

Total non-operating expenses	8,635	7,723

Recurring profit	189,076	192,872

Income before income taxes	189,076	192,872

Income taxes	279	333

Net income	188,796	192,539

(Reference) Major components of operating revenues
Dividends received	188,086	191,745
Revenues from group management	4,628	4,629
Revenues from basic R&D	26,625	25,500

Notes:	1.	The above non-consolidated quarterly financial statements are exempt from auditor review for purposes of legal disclosure.
	2.	The above non-consolidated quarterly financial statements are prepared based on the “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

–  19  –

[Note]

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

–  20  –

Attachment

Nippon Telegraph and Telephone Corporation

August 5, 2015

NTT’s Shares and Shareholders (as of June 30, 2015)

1.	Classification of Shareholders

Details	NTT’s Shares and Shareholders (1 unit = 100 shares)								Shares Representing Less Than One Unit
	Government and Public Bodies	Financial Institutions	Securities Firms	Other Domestic Corporations	Foreign Corporations, etc.		Domestic Individuals, etc.	Total
					Non- Individuals	Individuals
Total Holders	4	231	53	5,911	1,306	797	725,159	733,461	—
Total Shares (Units)	3,690,733	1,732,117	59,400	132,461	3,254,420	4,705	2,478,186	11,352,022	1,495,035
%	32.51	15.26	0.52	1.17	28.67	0.04	21.83	100.00	—

Notes:	(1)	The total number of units held by “Domestic Individuals, etc.” includes 781,049 units of treasury stock, and the number of “Shares Representing Less Than One Unit” includes nine shares of treasury stock. 78,104,909 shares of treasury stock are recorded in the shareholders’ register; the actual number of shares of treasury stock as of June 30, 2015 was 78,104,609.
	(2)	The total number of units held by “Other Domestic Corporations” includes 147 units held in the name of the Japan Securities Depository Center, and the number of “Shares Representing Less Than One Unit” includes 72 shares held in the name of the Japan Securities Depository Center.
	(3)	There were 187,972 shareholders who only own shares representing less than one unit as of June 30, 2015.
	(4)	NTT conducted a two-for-one stock split of its common stock, with an effective date of July 1, 2015. The figures above do not reflect the impact of the stock split.

2.	Classification by Number of Shares Held

Details	NTT’s Shares and Shareholders (1 unit = 100 shares)								Shares Representing Less Than One Unit
	At Least 1,000 Units	At Least 500 Units	At Least 100 Units	At Least 50 Units	At Least 10 Units	At Least 5 Units	At Least 1 Unit	Total
Number of Holders	399	169	770	781	19,356	46,162	665,824	733,461	—
%	0.05	0.02	0.10	0.11	2.64	6.29	90.78	100.00	—
Total Shares (Units)	9,428,309	116,902	162,358	50,804	295,982	279,416	1,018,251	11,352,022	1,495,035
%	83.05	1.03	1.43	0.45	2.61	2.46	8.97	100.00	—

Notes:	(1)	“At Least 1,000 Units” includes 781,049 units of treasury stock, and the number of “Shares Representing Less Than One Unit” includes nine shares of treasury stock.
	(2)	“At Least 100 Units” includes 147 units held in the name of the Japan Securities Depository Center, and the number of “Shares Representing Less Than One Unit” includes 72 shares held in the name of the Japan Securities Depository Center.
	(3)	NTT conducted a two-for-one stock split of its common stock, with an effective date of July 1, 2015. The figures above do not reflect the impact of the stock split.

3.	Principal Shareholders

Name	Shareholdings (in thousands of shares)	Percentage of Total Shares Issued (%)
The Minister of Finance	369,062	32.47
Japan Trustee Services Bank, Ltd. (Trust Account)	38,778	3.41
The Master Trust Bank of Japan, Ltd. (Trust Account)	30,288	2.66
Moxley and Co LLC	15,451	1.36
State Street Bank and Trust Company	12,452	1.10
Japan Trustee Services Bank, Ltd. (Trust Account 9)	11,439	1.01
JP Morgan Chase Bank 385632	10,422	0.92
The Bank of New York Mellon SA/NV 10	9,590	0.84
State Street Bank and Trust Company 505202	8,322	0.73
NTT Employee Share-Holding Association	7,930	0.70

Total	513,740	45.20

Notes:	(1)	NTT’s holdings of treasury stock (78,104,609 shares) are not included in the above table.
	(2)	NTT conducted a two-for-one stock split of its common stock, with an effective date of July 1, 2015. The figures above do not reflect the impact of the stock split.

–  21  –

Financial Results for the Three Months Ended June 30, 2015

August 5, 2015

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

* “E” in this material represents that the figure is a plan or projection for operation.

** “FY” in this material indicates the fiscal year ending March 31 of the succeeding year.

*** “1Q” in this material represents the 3-month period beginning on April 1 and ending on June 30.

Financial Results for the Three Months Ended June 30, 2015 1 Copyright (c) 2015 Nippon Telegraph and Telephone Corporation

FY2015/1Q Highlights

Consolidated Both Operating Revenues and Operating Income increased, with Operating Revenues Operating Revenues increasing for the fifth consecutive year (Billions of yen) and reaching record levels

Overseas Sales Total Sales

2,706.5 Expansion of global cloud services

2,640.2?Promoting M&A

NTT DATA acquired Carlisle & Gallagher Consulting Group, a US IT consulting firm specializing in financial services

Entered into an agreement to acquire Indonesian data center provider Cyber CSF

Overseas Sales: +64.6 billion yen increase year-on-year

363.3 428.0?Overseas Operating Income*: +2.7 billion yen increase year-on-year

FY2014/1Q FY2015/1Q Enhanced Operating Revenues from network services

Consolidated ?Expansion of NTT’s user base

Operating Income • 67.53 million mobile phone subscribers (net increase of 0.94 million subscribers) (Billions of yen) • 18.95 million FTTH subscribers (net increase of 0.24 million subscribers) Overseas * Total • including 1.32 million subscribers to the “Hikari Collaboration Model” (net

Operating Income Operating Income

358.8 increase of 0.11 million subscribers; includes 0.94 million subscribers who 298.0 switched subscriptions from FLET’S Hikari to the Hikari Collaboration Model)

Cost reductions (fixed-line and mobile access): achieved cost reductions of 104 billion yen compared to FY2014/1Q

Promotion of the B2B2X model

NTT entered into a business alliance with Panasonic in the areas of 13.9 16.5 visual entertainment and safety & security

FY2014/1Q FY2015/1Q

*Operating Income excludes M&A-related temporary expenses, such as depreciation costs of intangible fixed assets.

Financial Results for the Three Months Ended June 30, 2015 2 Copyright (c) 2015 Nippon Telegraph and Telephone Corporation

Consolidated Results and Forecasts (U.S. GAAP)

FY2015/1Q Highlights

Operating Revenues increased for the fifth consecutive year, reaching record levels

Operating Income increased due to cost control measures in the Regional communications and Mobile communications segments Net Income increased to record levels due to a reduction in taxes as well as the increase in Operating Income

FY2015/1Q % progress

FY2015 compared to

FY2014/1Q Forecasts FY2015

Change Forecasts

year-on-year [%]

Operating 2,706.5 +66.2 +2.5% 2,640.2 11,350.0 23.8%

Revenues

Operating 2,347.7 +5.5 +0.2% 2,342.2 10,150.0 23.1%

Expenses

Operating 358.8 +60.8 +20.4% 298.0 1,200.0 29.9%

Income

Net Income * 193.2 +44.2 +29.7% 149.0 630.0 30.7%

* Net income represents net income attributable to NTT, excluding noncontrolling interests.

Financial Results for the Three Months Ended June 30, 2015 3 Copyright (c) 2015 Nippon Telegraph and Telephone Corporation

Consolidated Results and Forecasts (U.S. GAAP)

FY2015 Contributing Factors by Segment

NTT

Operating Revenues
Operating Income
(Billions of yen)
2,640.2*
+66.2
2,706.5*
285.4
(18.2)
267.2
335.9
+24.4
360.2
1,075.3
+1.6
1,076.9
464.9
+53.3
518.1
847.5
(11.0)
836.5
FY2014 4-6
FY2015 4-6
298.0*
+60.8
358.8*
9.7
+0.6
10.3
8.2
+10.7
18.9
208.6
+26.2
234.8
26.4
(5.2)
21.2
40.7
+30.4
71.1
FY2014 4-6
FY2015 4-6
Other business
Data communications business
Mobile communications business
Long distance and international communications business
Regional communications business

*Includes adjustments such as elimination

—4—

Copyright (c) 2015 Nippon Telegraph and Telephone Corporation

Consolidated Results and Forecasts (U.S. GAAP)

FY2015 Contributing Factors by Segment

While the trend of decreasing Operating Revenues continued, marketing costs decreased in connection with the expansion of the Hikari Collaboration Model, resulting in a decrease in Operating Revenues but an increase in Operating Income.

Operating Revenues increased while Operating Income decreased due to the growth in overseas businesses and intensifying domestic and overseas competition.

While Operating Revenues decreased due to the effect of the new billing plans, increased revenues in the Smart Life business and comprehensive cost control measures resulted in increases in both Operating Revenues and Operating Income.

In addition to an increase in gross margins resulting from increased sales, both Operating Revenues and Operating Income increased as a result of a reduction in unprofitable projects.

Operating Revenues

Operating Income

2,640.2* 285.4 335.9 1,075.3 464.9 847.5 +66.2 (18.2) +24.4 +1.6 +53.3 (11.0) 2,706.5* 267.2 360.2 1,076.9 518.1 836.5 298.0 9.7 8.2 208.6 26.4 40.7 +60.8 +0.6 +10.7 +26.2 (5.2) +30.4 358.8* 10.3 18.9 234.8 21.2 71.1 FY2014 4-6 FY2015 4-6 FY2014 4-6 FY2015 4-6

(Billions of yen)

Other business

Data communications business Mobile communications business Long distance and international communications business Regional communications business

*Includes adjustments such as elimination

Financial Results for the Three Months Ended June 30, 2015

Copyright (c) 2015 Nippon Telegraph and Telephone Corporation

Share Buybacks

NTT continues to strive to improve its capital efficiency, and aims to achieve its EPS targets

Planned share buybacks:

Aggregate buyback amount: up to 100 billion yen

Maximum number of shares to be bought back: 21 million shares

Period of share buybacks: August 6, 2015 – October 30, 2015

Financial Results for the Three Months Ended June 30, 2015 5 Copyright (c) 2015 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

Progress of Broadband Services

Number of Subscribers for Fixed Broadband Services

NTT

Number of subscribers *1*2

FLET'S ADSL
FLET'S Hikari (including Hikari Collaboration Model)
Hikari Denwa
(Thousands)
22,000
20,000
18,000
16,000
14,000
12,000
0
19,717
1,398
18,319
16,507
19,788
1,333
18,455
16,705
19,892
1,275
18,617
16,910
19,935
1,219
18,716
[270]
17,108
20,113
1,162
18,951
[1,322]
17,243
20,317
1,001
19,316
17,108
2014.6
2014.9
2014.12
2015.3
2015.6
2016.3E

Changes from the preceding quarter

(Thousands)

		FY2014 4-6	FY2014 7-9	FY2014 10-12	FY2014 1-3	FY2015 4-6	FY2014	FY2015E
FLET'S Hikari *1		269	136	162	99	235	665	600
	Number of opened connections *3	879	683	684	720	810	2,966	2,750
FLET'S ADSL		(85)	(65)	(58)	(56)	(58)	(264)	(218)
Hikari Denwa *4*5		251	199	204	198	135	852	0

Number Progress of Broadband of Subscribers Services for Fixed Broadband Services

FLET’S ADSL

Number of subscribers *1*2 FLET’S Hikari (including Hikari

(Thousands) Collaboration Model)

Hikari Denwa

22,000 20,000 18,000 16,000 14,000 12,000 0

19,717 19,788 19,892 19,935 20,113 20,317

1,398 1,333 1,275 1,219 1,162 1,001

19,319 18,456 18,617 18,716 18,951 19,316

16,507 16,705 16,910 17,108 17,243 17,108

2014.6 2014.9 2014.12 2015.3 2015.6 2016.3E

[270] [1,322]

Changes from the preceding quarter 4-6 7-9 10-12 1-3 4-6 FY2014 FY2015 FY2014 FY2015E

FLET’s Hikari 269 136 162 99 235 665 600

Number of opened connections 879 683 720 810 2,966 2,750

FLET’s ADSL (85) (65) (58) (56) (58) (264) (218)

Hikari Denwa 251 199 204 198 135 852 0

*1

*3

*4*5

*1 Number of FLET’S Hikari (including Hikari Collaboration Model) subscribers includes B FLET’S, FLET’S Hikari Next, FLET’S Hikari Light and FLET’S Hikari WiFi Access provided by NTT East, B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, FLET’S Hikari Next, FLET’S Hikari Light and FLET’S Hikari WiFi Access provided by NTT West, and wholesale services (Hikari Collaboration Model) provided by both NTT East and NTT West.

*2 Figures in [ ] represent FTTH access services which NTT East and NTT West provide to service providers.

*3 Number of opened connections excludes openings as a result of relocations.

*4 Numbers for Hikari Denwa include wholesale services provided to service providers by NTT East and NTT West.

*5 Numbers of Hikari Denwa subscribers are presented in thousands of channels.

Financial Results for the Three Months Ended June 30, 2015 6 Copyright (c) 2015 Nippon Telegraph and Telephone Corporation

Number Progress of Broadband of Subscribers Services for Mobile Broadband Services

Number of subscribers *

LTE(“Xi”)

(Thousands) FOMA

70,000 60,000 50,000 40,000 30,000 20,000 10,000 0

63,566 64,295 65,274 66,595 67,532 69,900

39,523 38,080 36,976 35,851 34,923 32,900

2014.6 2014.9 2014.12 2015.3 2015.6 2016.3E

Changes from the preceding quarter

FY2014 FY2015 FY2014 FY2015E

4-6 7-9 10-12 1-3 4-6

LTE(“Xi”)+FOMA 461 729 979 1,322 936 3,490 3,300

* The number of FOMA subscribers includes communications module service subscribers

Financial Results for the Three Months Ended June 30, 2015 7 Copyright (c) 2015 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

Number of Subscribers for Video Services

FLET'S TV *1 *2
Hikari TV
(Thousands)
5,000
4,000
3,000
2,000
1,000
0
4,086
1,209
2,877
4,183
1,256
2,927
4,275
1,304
2,971
4,359
1,345
3,014
4,416
1,378
3,038
4,522
1,372
3,150
2014.6
2014.9
2014.12
2015.3
2015.6
FY2015E

—8—

Copyright (c) 2015 Nippon Telegraph and Telephone Corporation

Progress Number of Broadband of Subscribers Services for Video Services

FLET’S TV *1 *2

(Thousands) Hikari TV

5,000 4,000 3,000 2,000 1000 0

4,086 4,183 4,275 4,359 4,416 4,552

2,877 2,927 2,971 3,014 3,150

2014.6 2014.9 2014.12 2015.3 2015.6 FY2015E

*1 “FLET’S TV” requires a subscription to “FLET’S TV Transmission Services” provided by NTT East and NTT West, and a subscription to SKY Perfect JSAT’s “SKY Perfect JSAT

Facility Use Services” broadcast service.

*2 Numbers of subscribers to “FLET’S TV Transmission Services” include wholesale services provided to service providers by NTT East and NTT West.

Financial Results for the Three Months Ended June 30, 2015 8 Copyright (c) 2015 Nippon Telegraph and Telephone Corporation

Financial Information

Details of Consolidated Statement of Income

Operating Revenues [year-on-year : +66.2]

(Billions of yen)

2,640.2
Voice related services revenues
64.3
Fixed voice : (31.1)
Mobile voice : (33.1)
SI revenues and sales of telecommunications equipment
82.1
Systems Integration : +85.7
Telecommunications equipment : (3.6)
IP/packet communications services revenues
11.4
Other revenues
37.0
2,706.5
FY2014/1Q
FY2015/1Q

Operating Expenses [year-on-year : +5.5]

2,342.2
Depreciation expenses and loss on disposal of assets
36.0
Expenses for purchase of goods and services and other expenses
25.5
Personnel expenses
16.3
Other expenses
0.3
2,347.7
FY2014/1Q
FY2015/1Q

—9—

Copyright (c) 2015 Nippon Telegraph and Telephone Corporation

Details of Consolidated Statement of Income

Operating

(Billions of yen)

Revenues [ year-on-year+66.2]

SI revenues and sales of telecommunications IP/packet communications Other revenues equipment Voice related services revenues 37.0 services revenues 82.1

11.4

64.3 Systems Integration

: +85.7 Fixed voice : (31.1)

Telecommunications 2,706.5 2,640.2 Mobile voice : (33.1) equipment : (3.6)FY2014/1Q FY2015/1Q

Operating

Expenses [year-on-year+5.5]

Depreciation

Other expenses expenses and loss on Expenses for purchase Personnel expenses disposal of goods and services of assets 0.3 and other expenses 16.3

2,342.2 36.0 25.5 2,347.7

FY2014/1Q FY2015/1Q

Financial Results for the Three Months Ended June 30, 2015 9 Copyright (c) 2015 Nippon Telegraph and Telephone Corporation

NTT

Details of Consolidated Balance Sheet

(Billions of yen)

March 31, 2015

20,702.4

Assets
20,702.4

- Depreciable Assets (property, plant and equipment): 8,097.7
- Deferred Tax Assets (non-current): 589.9

Liabilities
9,624.3

- Interest-Bearing Debt: 4,406.7
- Liability for Employees' Retirement Benefits: 1,388.0
- Other: 28.3

Equity
11,049.8

- Treasury Stock: (497.7)

June 30, 2015

20,705.1

Assets
20,705.1
[+2.7]

- Depreciable Assets (property, plant and equipment): 8,024.1 [(73.6)]
- Deferred Tax Assets (non-current): 587.9 [(2.1)]

Liabilities
9,544.5
[(79.8)]

- Interest-Bearing Debt: 4,838.1 [+431.4]
- Liability for Employees' Retirement Benefits: 1,401.7 [+13.7]
- Other: 44.3[+16.1]

Equity
11,116.2
[+66.4]

- Treasury Stock: (497.8) [(0.1)]

－10－

Copyright (c) 2015 Nippon Telegraph and Telephone Corporation

Details of Consolidated Balance Sheet

March 31, 2015 June 30, 2015

(Billions of yen)

20,702.4 20,705.1

Assets Liabilities Assets Liabilities 9,544.5

9,624.3 20,705.1 [(79.8)] 20,702.4 [+2.7]

Interest-Bearing Interest-Bearing Debt Debt 4,406.7 4,838.1 [+431.4] Liability for Employees’ Depreciable Assets Liability for Employees’

Depreciable Assets Retirement Benefits (property, plant and Retirement Benefits (property, plant and 1,388.0 1,401.7 equipment) [+13.7] equipment)

8,097.7 8,024.1 Other Other [(73.6)] 44.3[+16.1] 28.3

Equity Equity

11,116.2

11,049.8 [+66.4]

Deferred Tax Deferred Tax Assets

Treasury Stock (non-current) Treasury Stock Assets 587.9 (497.8) (non-current) (497.7) 589.9 [(2.1)] [(0.1)]

Financial Results for the Three Months Ended June 30, 2015 10 Copyright (c) 2015 Nippon Telegraph and Telephone Corporation

Details of Consolidated Cash Flows

Cash flows from operating activities (A)
Cash flows from investing activities (B)
FCF (A) + (B)
Cash flows from financing activities
(Billions of yen)
1,000
500
0
(500)
(1,000)
FY2014
FY2015
+57.1
443.8
500.9
(63.3)
(526.8)
(590.1)
(83.0)
(89.2)
(6.2)
247.3
209.2
(38.1)
Increase/Decrease from the same period of the previous fiscal year

－11－

Copyright (c) 2015 Nippon Telegraph and Telephone Corporation

Details of Consolidated Cash Flows

Cash flows from Cash flows from FCF Cash flows from operating activities investing activities (A) + (B) financing activities

(Billions of yen)

1,000

500

0

(500)

(1,000)

+57.1 443.8 500.9 (63.3) (526.8) (590.1) (6.2) (83.0) (89.2) (38.1) 247.3 209.2

FY2014

FY2015

Increase/Decrease from the same period of the previous fiscal year

Financial Results for the Three Months Ended June 30, 2015 11 Copyright (c) 2015 Nippon Telegraph and Telephone Corporation

Capital Investment

* Figures in ( ) include investments related to real estate and solar power generation operations.

1,795.7 (1,892.8) 361.6 (377.6) 24.4 27.1 16.3 69.2 79.2 145.4 FY2013/1Q FY2013

1702.9 (1,817.5) 361.2 (374.8) 30.3 26.2 23.1 68.3 64.8 148.5 FY2014/1Q FY2014

(Billions of yen) 1,660.0 (1,760.0) 276.1 (285.8) 24.2 26.8 28.0 57.9 46.1 93.1 FY2015/1Q FY2015E

Other

NTT DATA (Consolidated)

NTT Communications

NTT West

NTT East

NTT DOCOMO (Consolidated)

Financial Results for the Three Months Ended June 30, 2015

Copyright (c) 2015 Nippon Telegraph and Telephone Corporation

Shareholder Returns

NTT

Share buybacks

(billions of yen)

94.4
200.0
381.7
150.0
406.5
338.1
100.0
FY2007
FY2008
FY2009
FY2010
FY2011
FY2012
FY2013
FY2014
FY2015E

Dividends per Share

(yen)

Payout ratio
45
55
60
60
70
80
85
90
100
19.5%
27.5%
32.3%
31.2%
38.2%
37.2%
33.4%
38.0%
33.6%
FY2007
FY2008
FY2009
FY2010
FY2011
FY2012
FY2013
FY2014
FY2015E

—13—

Copyright (c) 2015 Nippon Telegraph and Telephone Corporation

Shareholder Returns

Share buybacks (billions of yen)

406.5 381.7

200.0 338.1 150.0

94.4 100.0

FY2007 FY2008 FY2009 FY2010 FY2011 FY2012 FY2013 FY2014 FY2015E

Dividends per Share • Payout ratio Note: Dividend amounts have been retroactively adjusted to reflect the two-for-one stock split of (yen) NTT’s common stock carried out on July 1, 2015.

100

85 90 80

60 60 70

55 • •

45 38.2% • 38.0% •

37.2% 33.6%

32.3% 31.2% 33.4%

27.5%

19.5%

FY2007 FY2008 FY2009 FY2010 FY2011 FY2012 FY2013 FY2014 FY2015E

Financial Results for the Three Months Ended June 30, 2015 13 Copyright (c) 2015 Nippon Telegraph and Telephone Corporation

August 5, 2015

FOR IMMEDIATE RELEASE

Financial Statements for the Three Months Ended June 30, 2015

The financial results of Nippon Telegraph and Telephone East Corporation (NTT East) for the three months ended June 30, 2015 are presented in the following attachments.

(Attachments)

1.	Non-Consolidated Comparative Balance Sheets

2.	Non-Consolidated Comparative Statements of Income

3.	Business Results (Non-Consolidated Operating Revenues)

For inquiries, please contact:

Mr. Kenkichi Nakata or Mr. Chikashi Sakurai

Accounting Section, Finance Division

Nippon Telegraph and Telephone East Corporation

Tel: +81-3-5359-3331

E-mail: kessan_info@sinoa.east.ntt.co.jp

1. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2015	June 30, 2015	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	434,518	421,467	(13,050)
Antenna facilities	3,948	3,891	(56)
Terminal equipment	37,569	35,958	(1,611)
Local line facilities	854,162	844,403	(9,758)
Long-distance line facilities	3,683	3,566	(116)
Engineering facilities	602,828	598,490	(4,338)
Submarine line facilities	1,119	1,052	(66)
Buildings	423,373	416,775	(6,597)
Construction in progress	27,975	24,717	(3,258)
Other	257,129	254,132	(2,996)
Total property, plant and equipment	2,646,308	2,604,457	(41,851)
Intangible fixed assets	84,496	80,435	(4,061)
Total fixed assets - telecommunications businesses	2,730,805	2,684,892	(45,912)
Investments and other assets
Other investments and assets	198,579	198,074	(505)
Allowance for doubtful accounts	(956)	(919)	36
Total investments and other assets	197,623	197,154	(469)
Total fixed assets	2,928,428	2,882,046	(46,381)

Current assets:
Cash and bank deposits	21,980	17,367	(4,613)
Notes receivable	15	—	(15)
Accounts receivable, trade	236,984	210,585	(26,399)
Supplies	33,633	32,299	(1,333)
Other current assets	260,213	246,137	(14,076)
Allowance for doubtful accounts	(544)	(438)	106
Total current assets	552,283	505,951	(46,332)

TOTAL ASSETS	3,480,711	3,387,998	(92,713)

	(Millions of yen)
	March 31, 2015	June 30, 2015		Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	430,955		430,955	—
Liability for employees’ retirement benefits	232,618		235,318	2,699
Reserve for point services	9,724		11,194	1,470
Reserve for unused telephone cards	9,686		9,351	(335)
Allowance for environmental measures	7,748		7,748	—
Asset retirement obligations	1,119		1,123	3
Other long-term liabilities	9,477		9,434	(43)
Total long-term liabilities	701,330		705,125	3,795
Current liabilities:
Current portion of long-term borrowings from parent company	66,220		66,220	—
Accounts payable, trade	85,478		35,868	(49,610)
Accrued taxes on income	10,713	*	5,456	(5,257)
Allowance for environmental measures	3,147		3,147	—
Other current liabilities	403,883		354,231	(49,652)
Total current liabilities	569,443		464,923	(104,520)

TOTAL LIABILITIES	1,270,773		1,170,048	(100,724)

NET ASSETS
Shareholders’ equity:
Common stock	335,000		335,000	—
Capital surplus	1,499,726		1,499,726	—
Earned surplus	371,905		379,383	7,478
Total shareholders’ equity	2,206,632		2,214,110	7,478
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	3,305		3,838	532
Total unrealized gains (losses), translation adjustments, and others	3,305		3,838	532

TOTAL NET ASSETS	2,209,938		2,217,949	8,011

TOTAL LIABILITIES AND NET ASSETS	3,480,711		3,387,998	(92,713)

Note:	*NTT East participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

2. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Three months ended June 30, 2014		Three months ended June 30, 2015		Increase (Decrease)	Year ended March 31, 2015
Telecommunications businesses:
Operating revenues		406,181		403,536	(2,645)	1,625,057
Operating expenses		381,563		357,654	(23,908)	1,533,165
Operating income from telecommunications businesses		24,618		45,881	21,263	91,891

Supplementary businesses:
Operating revenues		26,758		26,201	(556)	140,365
Operating expenses		23,578		21,380	(2,198)	122,414
Operating income from supplementary businesses		3,179		4,820	1,641	17,950
Operating income		27,797		50,701	22,904	109,841

Non-operating revenues:
Interest income		21		22	0	77
Dividends received		5,610		3,072	(2,538)	6,400
Gains on sales of fixed assets		8,008		1,821	(6,187)	9,565
Miscellaneous income		748		945	196	7,660
Total non-operating revenues		14,389		5,861	(8,528)	23,704

Non-operating expenses:
Interest expenses		1,641		1,244	(397)	5,852
Miscellaneous expenses		816		242	(574)	5,651
Total non-operating expenses		2,458		1,486	(971)	11,504
Recurring profit		39,729		55,076	15,347	122,041
Special losses		—		—	—	7,930
Income before income taxes		39,729		55,076	15,347	114,111
Income taxes	*	11,488	*	14,098	2,609	44,539
Net income		28,240		40,978	12,737	69,571

Note:	* NTT East participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

3. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Three months ended June 30, 2014	Three months ended June 30, 2015	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2015
Voice transmission services revenues (excluding IP services revenues)	121,081	110,051	(11,030)	(9.1)	468,529
Monthly charge revenues*	88,899	82,076	(6,823)	(7.7)	346,421
Call rates revenues*	9,499	8,022	(1,477)	(15.5)	35,542
Interconnection call revenues*	14,299	13,241	(1,058)	(7.4)	55,061
IP services revenues	209,152	217,007	7,854	3.8	844,470
Leased circuit services revenues (excluding IP services revenues)	28,855	28,667	(187)	(0.6)	111,986
Telegram services revenues	3,831	3,608	(222)	(5.8)	14,063
Other telecommunications services revenues	43,261	44,201	940	2.2	186,007

Telecommunications total revenues	406,181	403,536	(2,645)	(0.7)	1,625,057

Supplementary business total revenues	26,758	26,201	(556)	(2.1)	140,365

Total operating revenues	432,939	429,737	(3,202)	(0.7)	1,765,422

*	Partial listing only

August 5, 2015

FOR IMMEDIATE RELEASE

Financial Statements for the Three Months Ended June 30, 2015

The financial results of Nippon Telegraph and Telephone West Corporation (NTT West) for the three months ended June 30, 2015 are presented in the following attachments.

(Attachments)

1.	Non-Consolidated Comparative Balance Sheets

2.	Non-Consolidated Comparative Statements of Income

3.	Business Results (Non-Consolidated Operating Revenues)

For inquiries, please contact:

Junichiro Maekawa or Ryosuke Yamashita

Accounting Section, Finance Division

Nippon Telegraph and Telephone West Corporation

Tel: +81-6-4793-3141

E-mail: kessan-info@west.ntt.co.jp

1. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2015	June 30, 2015	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	407,805	397,518	(10,286)
Antenna facilities	6,061	5,939	(122)
Terminal equipment	17,786	17,700	(86)
Local line facilities	981,834	976,567	(5,266)
Long-distance line facilities	2,201	2,188	(13)
Engineering facilities	541,617	537,720	(3,897)
Submarine line facilities	4,094	3,890	(204)
Buildings	344,165	338,399	(5,765)
Construction in progress	25,780	27,004	1,224
Other	219,817	218,811	(1,006)
Total property, plant and equipment	2,551,165	2,525,740	(25,424)
Intangible fixed assets	68,950	66,414	(2,536)
Total fixed assets - telecommunications businesses	2,620,116	2,592,155	(27,961)
Investments and other assets
Other investments and assets	149,863	147,969	(1,894)
Allowance for doubtful accounts	(652)	(633)	19
Total investments and other assets	149,211	147,335	(1,875)
Total fixed assets	2,769,327	2,739,490	(29,836)

Current assets:
Cash and bank deposits	26,533	28,865	2,332
Notes receivable	6	123	117
Accounts receivable, trade	198,729	165,284	(33,444)
Supplies	33,580	33,120	(460)
Other current assets	185,077	147,595	(37,481)
Allowance for doubtful accounts	(597)	(513)	84
Total current assets	443,329	374,477	(68,851)

TOTAL ASSETS	3,212,656	3,113,967	(98,688)

	(Millions of yen)
	March 31, 2015	June 30, 2015		Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	778,827		708,827	(70,000)
Liability for employees’ retirement benefits	229,952		232,333	2,380
Reserve for point services	7,571		6,358	(1,213)
Reserve for unused telephone cards	9,160		8,842	(317)
Allowance for environmental measures	10,794		10,794	—
Asset retirement obligations	345		347	1
Other long-term liabilities	6,392		6,304	(87)
Total long-term liabilities	1,043,045		973,807	(69,237)
Current liabilities:
Current portion of long-term borrowings from parent company	175,600		245,600	70,000
Accounts payable, trade	74,063		38,816	(35,247)
Short-term borrowings	75,000		72,000	(3,000)
Accrued taxes on income	1,082	*	851	(230)
Allowance for environmental measures	3,356		2,708	(648)
Other current liabilities	341,782		284,293	(57,489)
Total current liabilities	670,885		644,269	(26,616)

TOTAL LIABILITIES	1,713,930		1,618,077	(95,853)

NET ASSETS
Shareholders’ equity:
Common stock	312,000		312,000	—
Capital surplus	1,170,054		1,170,054	—
Earned surplus	15,934		13,219	(2,714)
Total shareholders’ equity	1,497,988		1,495,273	(2,714)
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	738		617	(120)
Total unrealized gains (losses), translation adjustments, and others	738		617	(120)

TOTAL NET ASSETS	1,498,726		1,495,890	(2,835)

TOTAL LIABILITIES AND NET ASSETS	3,212,656		3,113,967	(98,688)

Note:	*NTT West participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

2. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Three months ended June 30, 2014		Three months ended June 30, 2015		Increase (Decrease)	Year ended March 31, 2015
Telecommunications businesses:
Operating revenues		355,614		344,962	(10,651)	1,415,321
Operating expenses		349,847		333,754	(16,092)	1,392,847
Operating income from telecommunications businesses		5,767		11,208	5,440	22,473

Supplementary businesses:
Operating revenues		29,576		29,147	(428)	158,892
Operating expenses		27,242		25,473	(1,768)	145,692
Operating income from supplementary businesses		2,333		3,673	1,339	13,200
Operating income		8,100		14,881	6,780	35,674

Non-operating revenues:
Interest income		1		1	0	5
Dividends received		1,332		1,547	214	1,355
Gains on sales of fixed assets		23		681	658	2,531
Miscellaneous income		487		552	64	2,123
Total non-operating revenues		1,845		2,783	937	6,015

Non-operating expenses:
Interest expenses		3,012		2,545	(467)	11,461
Miscellaneous expenses		78		340	262	1,390
Total non-operating expenses		3,091		2,886	(204)	12,851
Recurring profit		6,854		14,778	7,923	28,838
Special losses		—		—	—	7,972
Income before income taxes		6,854		14,778	7,923	20,865
Income taxes	*	654	*	2,492	1,837	6,943
Net income		6,200		12,286	6,085	13,921

Note:	*NTT West participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

3. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Three months ended June 30, 2014	Three months ended June 30, 2015	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2015
Voice transmission services revenues (excluding IP services revenues)	122,083	110,527	(11,555)	(9.5)	472,572
Monthly charge revenues*	89,417	81,889	(7,528)	(8.4)	347,759
Call rates revenues*	8,780	7,520	(1,260)	(14.4)	33,194
Interconnection call revenues*	15,882	14,535	(1,346)	(8.5)	61,333
IP services revenues	169,699	174,527	4,827	2.8	686,194
Leased circuit services revenues (excluding IP services revenues)	26,260	24,751	(1,508)	(5.7)	103,035
Telegram services revenues	4,137	3,880	(257)	(6.2)	15,455
Other telecommunications services revenues	33,434	31,276	(2,158)	(6.5)	138,062

Telecommunications total revenues	355,614	344,962	(10,651)	(3.0)	1,415,321

Supplementary business total revenues	29,576	29,147	(428)	(1.5)	158,892

Total operating revenues	385,190	374,109	(11,080)	(2.9)	1,574,213

*	Partial listing only

August 5, 2015

FOR IMMEDIATE RELEASE

NTT Com Announces Financial Results for the Three Months Ended June 30, 2015

TOKYO, JAPAN – NTT Communications Corporation (NTT Com) announced today its financial results for the three months ended June 30, 2015. Please see the following attachments for further details:

I.	Financial Results of NTT Communications Group

II.	Non-Consolidated Comparative Balance Sheets

III.	Non-Consolidated Comparative Statements of Income

IV.	Business Results (Non-Consolidated Operating Revenues)

#    #    #

About NTT Communications Corporation

NTT Communications provides consultancy, architecture, security and cloud services to optimize the information and communications technology (ICT) environments of enterprises. These offerings are backed by the company’s worldwide infrastructure, including a leading global tier-1 IP network, the Arcstar Universal One™ VPN network, reaching 196 countries/regions, and 130 secure data centers worldwide. NTT Communications’ solutions leverage the global resources of NTT Group companies, including Dimension Data, NTT DOCOMO and NTT DATA.

www.ntt.com | Twitter@NTT Communications | Facebook@NTT Communications | LinkedIn@NTT

For more information

(Mr.) Akira Ito or (Mr.) Shinichi Shimizu

Accounting and Taxation, Finance, NTT Communications

Tel: +81 3 6700 4311

Email: info-af@ntt.com

I. Financial Results of NTT Communications Group

	(Millions of yen)
	Three months ended June 30, 2014	Three months ended June 30, 2015	Increase (Decrease)	Percent Increase (Decrease)
Operating revenues	296,246	312,933	16,687	5.6
Operating expenses	267,460	287,216	19,756	7.4
Operating income	28,786	25,717	(3,069)	(10.7)

II. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2015	June 30, 2015	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	139,814	136,454	(3,359)
Antenna facilities	1,565	1,542	(22)
Terminal equipment	892	1,014	121
Local line facilities	730	705	(24)
Long-distance line facilities	6,089	5,899	(189)
Engineering facilities	52,008	52,020	11
Submarine line facilities	13,354	12,653	(701)
Buildings	181,117	178,322	(2,794)
Construction in progress	29,415	34,464	5,048
Other	92,215	90,613	(1,601)
Total property, plant and equipment	517,203	513,692	(3,511)
Intangible fixed assets	92,130	97,023	4,893
Total fixed assets - telecommunications businesses	609,333	610,715	1,381
Investments and other assets
Investment securities	191,569	184,848	(6,721)
Investments in subsidiaries and affiliated companies	290,139	381,356	91,217
Other investments and assets	43,877	45,387	1,509
Allowance for doubtful accounts	(190)	(200)	(9)
Total investments and other assets	525,395	611,391	85,995
Total fixed assets	1,134,729	1,222,106	87,377

Current assets:
Cash and bank deposits	8,244	10,440	2,196
Notes receivable	22	—	(22)
Accounts receivable, trade	174,341	143,022	(31,318)
Supplies	9,185	9,660	475
Other current assets	103,593	115,532	11,939
Allowance for doubtful accounts	(1,151)	(1,005)	145
Total current assets	294,234	277,650	(16,583)

TOTAL ASSETS	1,428,963	1,499,757	70,793

	(Millions of yen)
	March 31, 2015	June 30, 2015		Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	93,360		99,478	6,118
Liability for employees’ retirement benefits	85,581		86,347	765
Reserve for point services	857		748	(109)
Reserve for unused telephone cards	4,053		3,912	(140)
Asset retirement obligations	1,555		1,562	6
Other long-term liabilities	21,751		18,973	(2,777)
Total long-term liabilities	207,159		211,022	3,863

Current liabilities:
Current portion of long-term borrowings from parent company	53,360		53,360	—
Accounts payable, trade	29,085		19,969	(9,115)
Short-term borrowings	11,254		125,668	114,413
Accrued taxes on income	3,358	*	2,551	(807)
Allowance for losses on construction	770		766	(3)
Asset retirement obligations	45		—	(45)
Other current liabilities	194,045		180,248	(13,797)
Total current liabilities	291,920		382,565	90,645

TOTAL LIABILITIES	499,079		593,588	94,508

NET ASSETS
Shareholders’ equity:
Common stock	211,763		211,763	—
Capital surplus	131,615		131,615	—
Earned surplus	488,190		468,851	(19,338)
Total shareholders’ equity	831,569		812,230	(19,338)
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	98,314		93,938	(4,376)
Total unrealized gains (losses), translation adjustments, and others	98,314		93,938	(4,376)

TOTAL NET ASSETS	929,884		906,169	(23,715)

TOTAL LIABILITIES AND NET ASSETS	1,428,963		1,499,757	70,793

Note:	*NTT Com participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

III. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Three months ended June 30, 2014		Three months ended June 30, 2015		Increase (Decrease)	Year ended March 31, 2015
Telecommunications businesses:
Operating revenues		176,492		170,120	(6,371)	699,158
Operating expenses		154,905		156,431	1,526	617,194
Operating income from telecommunications businesses		21,587		13,689	(7,897)	81,964

Supplementary businesses:
Operating revenues		40,755		46,507	5,752	210,807
Operating expenses		37,684		42,921	5,236	199,636
Operating income from supplementary businesses		3,070		3,585	515	11,170
Operating income		24,657		17,275	(7,382)	93,135

Non-operating revenues:
Interest income		61		60	(1)	222
Dividends received		7,814		5,666	(2,148)	16,972
Lease and rental income		3,002		2,910	(92)	11,989
Miscellaneous income		114		175	60	994
Total non-operating revenues		10,993		8,812	(2,181)	30,178

Non-operating expenses:
Interest expenses		408		435	27	1,591
Lease and rental expenses		1,486		1,671	185	5,933
Miscellaneous expenses		34		229	195	895
Total non-operating expenses		1,928		2,336	408	8,420
Recurring profit		33,722		23,750	(9,971)	114,893

Special losses		—		—	—	7,853
Income before income taxes		33,722		23,750	(9,971)	107,040
Income taxes	*	11,301	*	7,087	(4,213)	29,741
Net income		22,421		16,662	(5,758)	77,299

Note:	*NTT Com participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

IV. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Three months ended June 30, 2014	Three months ended June 30, 2015	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2015
Cloud Computing Platforms	14,568	16,767	2,198	15.1	64,986
Data Networks	93,275	91,060	(2,214)	(2.4)	370,831
Voice Communications	69,233	64,372	(4,860)	(7.0)	269,916
Applications & Content	9,423	9,594	170	1.8	38,476
Solution Services	26,991	31,021	4,029	14.9	149,832
Others	3,754	3,812	58	1.5	15,922

Total operating revenues	217,247	216,628	(618)	(0.3)	909,966

August 5, 2015

Nippon Telegraph and Telephone Corporation

Supplementary Data for

the Three Months Ended June 30, 2015

Contents

pages
1. Financial Results Summary (Consolidated)	1

2. Financial Results (Business Segments)	2

3. Financial Results (Holding Company and Subsidiaries)	3-5

4. Operating Data	6-8

The projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

1.	Financial Results Summary (Consolidated)

	(Billions of yen)
	A Three Months Ended June 30, 2014	B Three Months Ended June 30, 2015			C Year Ending March 31, 2016 (Forecast)
			Change	Progress
			B-A	B/C
Consolidated (US GAAP)
Operating Revenues	2,640.2	2,706.5	66.2	23.8%	11,350.0
Fixed Voice Related Services	367.5	336.4	(31.1)	—	—
Mobile Voice Related Services	226.3	193.1	(33.1)	—	—
IP/Packet Communications Services	922.3	933.7	11.4	—	—
Sales of Telecommunications Equipment	227.3	223.8	(3.6)	—	—
System Integration	587.4	673.0	85.7	—	—
Other	309.4	346.4	37.0	—	—
Operating Expenses	2,342.2	2,347.7	5.5	23.1%	10,150.0
Cost of Services (excluding items shown separately below)	559.5	556.0	(3.4)	—	—
Cost of Equipment Sold (excluding items shown separately below)	198.6	196.6	(1.9)	—	—
Cost of System Integration (excluding items shown separately below)	413.1	475.8	62.6	—	—
Depreciation and Amortization	462.6	432.6	(30.0)	—	—
Impairment Loss	0.1	0.0	(0.1)	—	—
Selling, General and Administrative Expenses	708.4	686.7	(21.7)	—	—
Goodwill and Other Intangible Assets Impairment	—	—	—	—	—
Operating Income	298.0	358.8	60.8	29.9%	1,200.0
Income Before Income Taxes	306.0	367.4	61.3	31.1%	1,180.0
Net Income Attributable to NTT	149.0	193.2	44.2	30.7%	630.0
(Ref.) Details of “Cost of Services,” “Cost of Equipment Sold,” “Cost of System Integration” and “Selling, General and Administrative Expenses”
Personnel	553.2	569.5	16.3	—	—
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	1,231.9	1,257.3	25.5	—	—
Loss on Disposal of Property, Plant and Equipment	36.0	30.0	(6.0)	—	—
Other Expenses	58.5	58.3	(0.2)	—	—
Total	1,879.5	1,915.1	35.5	—	—
EBITDA and EBITDA Margin with Reconciliation
EBITDA (a+b)	780.6	808.2	27.6	26.3%	3,068.0
a Operating Income	298.0	358.8	60.8	29.9%	1,200.0
b Depreciation and Amortization, and Loss on Disposal of Property, Plant and Equipment	482.6	449.4	(33.2)	24.1%	1,868.0
EBITDA Margin [(c/d)X100]	29.6%	29.9%	0.3%	—	27.0%
c EBITDA (a+b)	780.6	808.2	27.6	26.3%	3,068.0
d Operating Revenues	2,640.2	2,706.5	66.2	23.8%	11,350.0
Capital Investment(1)(2)
Capital Investment	374.8	285.8	(89.0)	16.2%	1,760.0
(Ref.) Core Group Companies
NTT (Holding Company)	2.3	1.1	(1.2)	5.3%	21.0
NTT East	64.8	46.1	(18.7)	15.4%	300.0
NTT West	68.3	57.9	(10.4)	20.0%	290.0
NTT Communications	23.1	28.0	4.9	20.8%	135.0
NTT DOCOMO (Consolidated)	148.5	93.1	(55.4)	14.8%	630.0
NTT DATA (Consolidated)	26.2	26.8	0.6	20.7%	130.0

Interest-Bearing Liabilities

	As of March 31, 2015	As of June 30, 2015	As of March 31, 2016 (Forecast)
Interest-Bearing Liabilities	4,406.7	4,838.1	4,200.0

Notes:	(1)	NTT Consolidated Capital Investment figures, excluding investments related to real estate and solar power generation operations, for “A. Three Months Ended June 30, 2014,” “B. Three Months Ended June 30, 2015” and “C. Year Ending March 31, 2016 (Forecast)” are 361.2 billion yen, 276.1 billion yen and 1,660.0 billion yen, respectively.

	(2)	Capital Investment figures for domestic access network businesses for “A. Three Months Ended June 30, 2014” and “B. Three Months Ended June 30, 2015” and “C. Year Ending March 31, 2016 (Forecast)” are 305.1 billion yen, 223.0 billion yen and 1,328.0 billion yen, respectively.

2.	Financial Results (Business Segments)

	(Billions of yen)
	A Three Months Ended June 30, 2014	B Three Months Ended June 30, 2015			C Year Ending March 31, 2016 (Forecast)
			Change	Progress
			B-A	B/C
Business segments(1)
Regional communications business
Operating Revenues	847.5	836.5	(11.0)	24.6%	3,400.0
Operating Expenses	806.8	765.4	(41.4)	24.1%	3,180.0
Operating Income	40.7	71.1	30.4	32.3%	220.0
Long distance and international communications business
Operating Revenues	464.9	518.1	53.3	23.1%	2,240.0
Operating Expenses	438.4	496.9	58.5	23.2%	2,140.0
Operating Income	26.4	21.2	(5.2)	21.2%	100.0
Mobile communications business
Operating Revenues	1,075.3	1,076.9	1.6	23.9%	4,510.0
Operating Expenses	866.7	842.1	(24.6)	22.0%	3,835.0
Operating Income	208.6	234.8	26.2	34.8%	675.0
Data communications business
Operating Revenues	335.9	360.2	24.4	23.4%	1,540.0
Operating Expenses	327.7	341.4	13.7	23.9%	1,430.0
Operating Income	8.2	18.9	10.7	17.1%	110.0
Other business
Operating Revenues	285.4	267.2	(18.2)	21.2%	1,260.0
Operating Expenses	275.6	256.8	(18.8)	21.1%	1,215.0
Operating Income	9.7	10.3	0.6	22.9%	45.0

Note:	(1)	Figures for each segment include inter-segment transactions.

3.	Financial Results (Holding Company and Subsidiaries)

	(Billions of yen)
	A Three Months Ended June 30, 2014	B Three Months Ended June 30, 2015			C Year Ending March 31, 2016 (Forecast)
			Change	Progress
			B-A	B/C
NTT (Holding Company) (JPN GAAP)
Operating Revenues	221.0	224.0	2.9	52.5%	427.0
Operating Expenses	31.2	30.4	(0.8)	22.4%	136.0
Operating Income	189.7	193.6	3.8	66.5%	291.0
Non-Operating Revenues	7.9	6.9	(0.9)	24.9%	28.0
Non-Operating Expenses	8.6	7.7	(0.9)	24.1%	32.0
Recurring Profit	189.0	192.8	3.7	67.2%	287.0
Net Income	188.7	192.5	3.7	66.9%	288.0
NTT East (JPN GAAP)
Operating Revenues	432.9	429.7	(3.2)	24.9%	1,726.0
Voice Transmission Services (excluding IP)(1)	121.0	110.0	(11.0)	25.9%	425.0
IP Services	209.1	217.0	7.8	25.5%	852.0
Leased Circuit (excluding IP)	28.8	28.6	(0.1)	26.5%	108.0
Other	47.0	47.8	0.7	21.7%	341.0
Supplementary Business	26.7	26.2	(0.5)
Operating Expenses	405.1	379.0	(26.1)	23.6%	1,606.0
Personnel	26.0	24.3	(1.7)	24.3%	100.0
Cost of Services and Equipment Sold, and Selling, General and Administration Expenses	258.6	241.5	(17.1)	23.4%	1,031.0
Depreciation and Amortization	93.2	87.9	(5.2)	25.1%	351.0
Loss on Disposal of Property, Plant and Equipment	8.0	6.3	(1.6)	12.8%	50.0
Taxes and Public Dues	19.1	18.8	(0.2)	25.5%	74.0
Operating Income	27.7	50.7	22.9	42.3%	120.0
Non-Operating Revenues	14.3	5.8	(8.5)	97.7%	6.0
Non-Operating Expenses	2.4	1.4	(0.9)	24.8%	6.0
Recurring Profit	39.7	55.0	15.3	45.9%	120.0
Net Income	28.2	40.9	12.7	51.2%	80.0
NTT West (JPN GAAP)
Operating Revenues	385.1	374.1	(11.0)	24.7%	1,517.0
Voice Transmission Services (excluding IP)(1)	122.0	110.5	(11.5)	25.8%	429.0
IP Services	169.6	174.5	4.8	25.7%	680.0
Leased Circuit (excluding IP)	26.2	24.7	(1.5)	25.0%	99.0
Other	37.5	35.1	(2.4)	20.8%	309.0
Supplementary Business	29.5	29.1	(0.4)
Operating Expenses	377.0	359.2	(17.8)	24.4%	1,472.0
Personnel	24.4	22.6	(1.7)	23.8%	95.0
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	241.6	230.0	(11.5)	24.6%	936.0
Depreciation and Amortization	83.5	80.5	(3.0)	25.1%	321.0
Loss on Disposal of Property, Plant and Equipment	10.0	8.7	(1.3)	16.4%	53.0
Taxes and Public Dues	17.4	17.2	(0.1)	25.8%	67.0
Operating Income	8.1	14.8	6.7	33.1%	45.0
Non-Operating Revenues	1.8	2.7	0.9	39.8%	7.0
Non-Operating Expenses	3.0	2.8	(0.2)	20.6%	14.0
Recurring Profit	6.8	14.7	7.9	38.9%	38.0
Net Income	6.2	12.2	6.0	42.4%	29.0

Note:	(1)	Operating Revenues from Voice Transmission Services (excluding IP) of NTT East and NTT West for the three months ended June 30, 2015 include monthly charges, call charges and interconnection charges of 82.0 billion yen, 8.0 billion yen and 13.2 billion yen for NTT East, and 81.8 billion yen, 7.5 billion yen and 14.5 billion yen for NTT West, respectively.

3.	Financial Results (Holding Company and Subsidiaries)

	(Billions of yen)
	A Three Months Ended June 30, 2014	B Three Months Ended June 30, 2015			C Year Ending March 31, 2016 (Forecast)
			Change	Progress
			B-A	B/C
NTT Communications (JPN GAAP)
Operating Revenues(1)	217.2	216.6	(0.6)	24.1%	900.0
Cloud Computing Platforms	14.5	16.7	2.1	22.1%	76.0
Data Networks	93.2	91.0	(2.2)	24.9%	366.0
Voice Communications	69.2	64.3	(4.8)	25.2%	255.0
Applications & Content	9.4	9.5	0.1	24.0%	40.0
Solution Services	26.9	31.0	4.0	21.0%	148.0
Others	3.7	3.8	0.0	25.4%	15.0
Operating Expenses	192.5	199.3	6.7	24.4%	818.0
Personnel	20.0	19.1	(0.8)	24.6%	78.0
Cost of Services, Cost of Equipment Sold, and Selling, General and Administrative Expenses	94.5	100.9	6.3	24.4%	618.0
Communication Network Charges	48.5	49.6	1.1
Depreciation and Amortization	25.7	25.9	0.2	24.7%	105.0
Loss on Disposal of Property, Plant and Equipment	0.6	0.4	(0.2)	8.6%	5.0
Taxes and Public Dues	3.0	3.2	0.1	26.7%	12.0
Operating Income	24.6	17.2	(7.3)	21.1%	82.0
Non-Operating Revenues	10.9	8.8	(2.1)	35.2%	25.0
Non-Operating Expenses	1.9	2.3	0.4	29.2%	8.0
Recurring Profit	33.7	23.7	(9.9)	24.0%	99.0
Net Income	22.4	16.6	(5.7)	25.2%	66.0
Dimension Data (IFRS)(2)(3)
Operating Revenues	168.3	206.8	38.5	21.9%	945.0
Operating Expenses(4)	166.5	207.9	41.4	22.1%	941.5
Operating Income(5)	1.9	(1.0)	(2.9)	—	3.5
Net Income Attributable to Dimension Data	0.5	(2.8)	(3.3)	—	—

Notes:	(1)	The following are the main services included in each line item:

— Cloud Computing Platforms: “Data center services” and “Private Cloud (Enterprise Cloud, etc.)”

— Data Networks: “Closed network services (Arcstar Universal One, etc.)” and “Open network service (OCN, etc.)”

— Voice Communications: “Telephone service” and “VoIP services (050 plus, etc.)”

— Applications & Content: “Application services (Mail services, etc.)”

— Solution Services: “System integration service”

	(2)	Because Dimension Data’s statements of income from January 1 to March 31 are consolidated into NTT’s consolidated statements of income from April 1 to March 31, Dimension Data’s financial results for the three months ended March 31, 2014 are stated under “A. Three Months Ended June 30, 2014,” its financial results for the three months ended March 31, 2015 are stated under “B. Three Months Ended June 30, 2015” and its forecasts for the twelve months ending December 31, 2015 are stated under “C. Year Ending March 31, 2016 (Forecast).”

	(3)	The conversion rate used for Dimension Data figures for the three months ended June 30, 2015 is USD1.00 = JPY119.16.

	(4)	Operating Expenses include costs associated with NTT’s acquisition of Dimension Data.

	(5)	Operating Income for the three months ended June 30, 2015 under US GAAP was (3.1) billion yen.

3.	Financial Results (Holding Company and Subsidiaries)

	(Billions of yen)
	A Three Months Ended June 30, 2014	B Three Months Ended June 30, 2015			C Year Ending March 31, 2016 (Forecast)
			Change	Progress
			B-A	B/C
NTT DOCOMO Consolidated (US GAAP)
Operating Revenues	1,075.3	1,076.9	1.6	23.9%	4,510.0
Telecommunications Services	703.5	675.3	(28.2)	24.5%	2,755.0
Mobile Communications Services	700.7	669.4	(31.3)	24.9%	2,687.0
Voice Revenues	229.3	196.6	(32.7)	23.6%	835.0
Packet Communications Revenues	471.3	472.7	1.4	25.5%	1,852.0
Optical-fiber broadband services and other telecommunications services	2.8	5.9	3.1	8.6%	68.0
Equipment Sales	207.0	201.3	(5.6)	21.7%	929.0
Other Operating Revenues(1)	164.8	200.3	35.4	24.2%	826.0
Operating Expenses	865.7	841.5	(24.2)	22.0%	3,830.0
Personnel	71.2	72.3	1.0	24.4%	296.0
Cost of Services, Cost of Equipment Sold, and Selling, General and Administrative Expenses	546.4	537.5	(8.9)	21.4%	2,509.0
Depreciation and Amortization	167.2	145.6	(21.6)	23.3%	625.0
Loss on Disposal of Property, Plant and Equipment	16.2	11.3	(4.9)	16.9%	67.0
Communication Network Charges	54.3	64.6	10.2	22.0%	293.0
Taxes and Public Dues	10.4	10.3	(0.1)	25.7%	40.0
Operating Income	209.6	235.4	25.8	34.6%	680.0
Non-Operating Income (Loss)	2.8	5.2	2.4	74.5%	7.0
Income Before Income Taxes	212.5	240.6	28.1	35.0%	687.0
Net Income Attributable to NTT DOCOMO	136.4	168.8	32.4	35.9%	470.0
NTT DATA Consolidated (JPN GAAP)
Operating Revenues	335.9	358.5	22.6	23.3%	1,540.0
Public & Financial IT Services	157.7	162.9	5.1	21.7%	752.0
Enterprise IT Services	62.4	66.9	4.4	23.5%	285.0
Solutions & Technologies	41.2	45.1	3.9	24.4%	185.0
Global Business	108.7	122.6	13.9	26.0%	472.0
Elimination or Corporate	(34.2)	(39.1)	(4.8)	25.4%	(154.0)
Cost of Sales	260.3	270.5	10.2	23.4%	1,155.0
Gross Profit	75.5	88.0	12.4	22.9%	385.0
Selling, General and Administrative Expenses	70.0	72.8	2.8	25.6%	285.0
Operating Income	5.5	15.1	9.6	15.1%	100.0
Non-Operating Income (Loss)	(1.1)	0.2	1.3	—	(5.0)
Recurring Profit	4.4	15.3	10.9	16.2%	95.0
Net Income Attributable to Owners of Parent	0.3	7.3	6.9	13.2%	56.0

Note:	(1)	With the introduction of “Optical-fiber broadband services and other telecommunications services” in the fourth quarter of the fiscal year ended March 31, 2015, Telecommunications Services revenues previously included in “Other Operating Revenues” under “A. Three Months Ended June 30, 2014” have been retroactively reclassified as “Optical-fiber broadband services and other telecommunications services revenues.”

4.	Operating Data (Number of Subscribers)

Number of Subscribers	(in thousands except for Public Telephones)
	A As of March 31, 2015	B As of June 30, 2015			C As of March 31, 2016 (Forecast)
		D			E
			Change	Progress		Change
			B-A	D/E		C-A
Telephone Subscriber Lines(1)	21,286	20,891	(395)	24.5%	19,676	(1,610)
NTT East	10,492	10,324	(168)	20.0%	9,652	(840)
NTT West	10,794	10,567	(227)	29.5%	10,024	(770)
INS-Net(2)	3,058	2,975	(82)	28.4%	2,768	(290)
NTT East	1,559	1,519	(40)	24.8%	1,399	(160)
NTT West	1,499	1,456	(43)	32.8%	1,369	(130)
Telephone Subscriber Lines + INS-Net	24,344	23,866	(477)	25.1%	22,444	(1,900)
NTT East	12,051	11,844	(208)	20.8%	11,051	(1,000)
NTT West	12,293	12,023	(270)	30.0%	11,393	(900)
Public Telephones	183,655	181,711	(1,944)	27.8%	176,655	(7,000)
NTT East	87,785	86,514	(1,271)	21.2%	81,785	(6,000)
NTT West	95,870	95,197	(673)	67.3%	94,870	(1,000)
FLET’S ISDN	95	93	(3)	23.0%	84	(11)
NTT East	42	41	(1)	18.3%	37	(5)
NTT West	53	52	(2)	26.9%	47	(6)
FLET’S ADSL	1,219	1,162	(58)	26.5%	1,001	(218)
NTT East	550	526	(24)	35.0%	480	(70)
NTT West	669	636	(33)	22.5%	521	(148)
FLET’S Hikari (including Hikari Collaboration Model)(3)	18,716	18,951	235	39.2%	19,316	600
NTT East	10,403	10,476	74	18.4%	10,803	400
NTT West	8,313	8,475	162	80.8%	8,513	200
Hikari Collaboration Model	270	1,322	1,051	—	—	—
NTT East	190	954	764	—	—	—
NTT West	80	368	288	—	—	—
Hikari Denwa(4)	17,108	17,243	135	—	17,108	0
NTT East	9,032	9,056	24	12.0%	9,232	200
NTT West	8,076	8,187	111	—	7,876	(200)
Conventional Leased Circuit Services	241	239	(2)	29.8%	234	(7)
NTT East	117	116	(1)	22.4%	113	(4)
NTT West	124	123	(1)	41.4%	121	(3)
High Speed Digital Services	127	121	(7)	36.0%	109	(18)
NTT East	66	62	(3)	45.8%	59	(7)
NTT West	62	58	(3)	29.9%	50	(11)
NTT Group Major ISPs(5)	11,586	11,650	65	—	11,195	(391)
OCN	8,282	8,342	60	—	7,878	(404)
Plala	2,960	2,968	7	—	2,960	0
Hikari TV	3,014	3,038	24	17.9%	3,150	136
FLET’S TV Transmission Services(4)	1,345	1,378	33	119.0%	1,372	28
NTT East	877	887	10	34.4%	907	30
NTT West	468	490	22	—	465	(3)
Mobile(6)	66,595	67,532	936	28.3%	69,900	3,305
New Billing Plan	17,827	20,812	2,985	—	—	—
LTE (Xi)	30,744	32,609	1,864	29.8%	37,000	6,256
FOMA(7)	35,851	34,923	(928)	31.5%	32,900	(2,951)
sp-mode	28,160	29,094	934	25.0%	31,900	3,740
i-mode	22,338	21,512	(826)	25.5%	19,100	(3,238)

Notes:	(1)	Number of Telephone Subscriber Lines is the total of individual lines and central station lines (Subscriber Telephone Light Plan is included).

	(2)	“INS-Net” includes “INS-Net 64” and “INS-Net 1500.” In terms of number of channels, transmission rate, and line use rate (base rate), “INS-Net 1500” is in all cases roughly ten times greater than “INS-Net 64.” For this reason, one “INS-Net 1500” subscription is calculated as ten “INS-Net 64” subscriptions (including subscriptions to the “INS-Net 64 Lite Plan”).

(3)

Number of “FLET’S Hikari (including Hikari Collaboration Model)” subscribers includes subscribers to “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT East, subscribers to “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West and subscribers to the “Hikari Collaboration Model,” the wholesale provision of services to service providers by NTT East and NTT West.

The comparative results for the three months ended June 30, 2015 compared to the three months ended June 30, 2014 for “FLET’S Hikari (including Hikari Collaboration Model)” are as follows: the numbers of new subscribers for NTT East and NTT West were 397 thousand lines and 413 thousand lines, respectively; the numbers of new subscribers (excluding switchover lines) for the “Hikari Collaboration Model” for NTT East and NTT West were 75 thousand lines and 39 thousand lines, respectively; and the numbers of switchover lines for NTT East and NTT West were 693 thousand lines and 251 thousand lines, respectively.

	(4)	Numbers of subscribers for “Hikari Denwa” and “FLET’S TV Transmission Services” include wholesale services provided to service providers by NTT East and NTT West.

	(5)	“NTT Group Major ISPs” includes “WAKWAK” and “InfoSphere,” in addition to “OCN” and “Plala.”

	(6)	Number of Mobile (including “LTE (Xi)” and “FOMA”) service subscribers includes communication module service subscribers.

	(7)	Effective March 3, 2008, FOMA services became mandatory for subscription to “2in1” services. Such FOMA service subscriptions to “2in1” services are included in the number of FOMA service subscribers and, as a result, are also included in the number of Mobile service subscribers.

4.	Operating Data (ARPU)

Average Monthly Revenue per Unit (ARPU)

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to each designated service on a per user basis. In the case of NTT Group’s fixed-line business, ARPU is calculated by dividing revenue items included in the operating revenues of NTT Group’s regional communications business segment, that is, fixed-line (Telephone Subscriber Lines and INS-NET) and FLET’S Hikari, by the number of active subscribers to the relevant services.

In the case of NTT Group’s mobile communications business, ARPU is calculated by dividing revenue items included in operating revenues from its mobile communications business segment, such as revenues from LTE(Xi) mobile phone services, FOMA mobile phone services and “docomo Hikari” services, that are incurred consistently each month, by the number of active users to the relevant services. The calculation of these figures excludes revenues that are not representative of monthly average usage, such as telecommunications equipment sales, activation fees and universal service charges.

NTT believes that its ARPU figures calculated in this way provide useful information regarding the monthly average usage of its subscribers. The revenue items included in the numerators of NTT Group’s ARPU figures are based on its financial results comprising its U.S. GAAP results of operations.

	(Yen)
	Three Months Ended June 30, 2014 (From April to June, 2014)	Three Months Ended June 30, 2015 (From April to June, 2015)	Year Ended March 31, 2015	Year Ending March 31, 2016 (Forecast)
NTT East(1)(2)(3)(4)(5)
Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines)	2,710	2,660	2,700	2,660
FLET’S Hikari ARPU(6)	5,460	5,590	5,490	5,430
Basic Monthly Charge	3,690	3,860	3,730	3,770
Optional Services	1,770	1,730	1,760	1,660
NTT West(1)(2)(3)(4)(5)
Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines)	2,660	2,620	2,650	2,610
FLET’S Hikari ARPU(6)	5,750	5,550	5,680	5,330
Basic Monthly Charge	3,940	3,770	3,880	3,610
Optional Services	1,810	1,780	1,800	1,720
NTT DOCOMO(7)(8)(9)
Aggregate ARPU	4,210	4,010	4,100	4,100
Voice ARPU (LTE(Xi)+FOMA)	1,340	1,120	1,280	1,200
Data ARPU	2,870	2,890	2,820	2,900
Packet ARPU (LTE(Xi)+FOMA)	2,870	2,870	2,820	2,820
“docomo Hikari” ARPU	—	20	—	80

Notes :	(1)	We compute the following two categories of ARPU for business conducted by each of NTT East and NTT West.

		•	Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines): Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and INS-NET Subscriber Lines, which are included in operating revenues from Voice Transmission Services (excluding IP Services), and revenues from “FLET’S ADSL” and “FLET’S ISDN,” which are included in operating revenues from IP Services.

		•	FLET’S Hikari ARPU: Calculated based on revenues from “FLET’S Hikari” (including “FLET’S Hikari” optional services), which are included in operating revenues from IP Services, revenues from monthly charges, call charges and connection device charges for “Hikari Denwa,” and revenues from “FLET’S Hikari” optional services, which are included in Supplementary Business revenues.

		—	“FLET’S Hikari” includes “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT East, and “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West. In addition, “FLET’S Hikari” also includes the “Hikari Collaboration Model,” the wholesale provision of services to service providers by NTT East and NTT West.

		—	“FLET’S Hikari” Optional Services includes wholesale services provided to service providers by NTT East and NTT West.

	(2)	Revenues from interconnection charges are excluded from the calculation of Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines) and FLET’S Hikari ARPU.

	(3)	Numbers of active subscribers used in the ARPU calculation of NTT East and NTT West are as below.

		—	Quarterly Results: Sum of number of active subscribers* for each month

		—	FY Results : Sum of number of active subscribers* for each month from April to March

		—	FY Forecast: Sum of the average expected active number of subscribers during the fiscal year {(number of subscribers at March 31, 2015 + number of expected subscribers at March 31, 2016)/2}x12

*active subscribers = (number of subscribers at end of previous month + number of subscribers at end of the current month)/2

	(4)	For purposes of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), the number of subscribers is determined based on the number of subscriptions for fixed-line (Telephone Subscriber Lines + INS-NET Subscriber Lines).

	(5)	In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, for the purpose of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

	(6)	For purposes of calculating FLET’S Hikari ARPU, the number of subscribers is determined based on the number of FLET’S Hikari subscribers, which includes subscribers to “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT East, subscribers to “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West, and subscribers to the “Hikari Collaboration Model,” the wholesale provision of services to service providers by NTT East and NTT West.

	(7)	The following is the formula we use to compute ARPU for NTT DOCOMO.

		•	Aggregate ARPU = Voice ARPU + Packet ARPU + “docomo Hikari” ARPU

		—	Voice ARPU : Voice ARPU Related Revenues (basic monthly charges, voice communication charges) / number of active users

		—	Packet ARPU : Packet ARPU Related Revenues (basic monthly charges, packet communication charges) / number of active users

		—	“docomo Hikari” ARPU : A part of Other Operating Revenues (basic monthly charges, voice communication charges) / number of active users

	(8)	Numbers of active users used in the ARPU calculation of NTT DOCOMO are as below.

		—	Quarterly Results: Sum of number of active users* for each month during the relevant quarter

		—	FY Results/FY Forecast: Sum of number of active users*/expected number of active users* for each month from April to March

*active users = (number of users at end of previous month + number of users at end of the current month)/2

	(9)	The number of “users” used to calculate ARPU is the total number of subscriptions, excluding the subscriptions listed below:

		a.	Subscriptions of communication module services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver” and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to Mobile Virtual Network Operators (MVNOs); and

		b.	Data Plan subscriptions in the case where the customer contracting for such subscription in his/her name also has a subscription for “Xi” or “FOMA” services in his/her name.

Note that revenues from communication module services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver” and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to Mobile Virtual Network Operators (MVNOs) are not included in ARPU calculation.

(Ref.) NTT DOCOMO Conventional ARPU	(Yen)
	Three Months Ended June 30, 2014 (From April to June, 2014)	Three Months Ended June 30, 2015 (From April to June, 2015)	Year Ended March 31, 2015	Year Ending March 31, 2016 (Forecast)
Mobile Aggregate ARPU(10)(11)(12)	4,450	4,290	4,370	4,310
Voice ARPU (LTE(Xi)+FOMA)	1,250	1,020	1,180	1,090
Packet ARPU (LTE(Xi)+FOMA)	2,670	2,610	2,600	2,540
Smart ARPU (LTE(Xi)+FOMA)	530	660	590	680

(10)	The following is the formula we use to compute Conventional ARPU for NTT DOCOMO.

	•	Mobile Aggregate ARPU (“LTE(Xi)”+“FOMA”) = Voice ARPU (“LTE(Xi)”+“FOMA”) + Packet ARPU (“LTE(Xi)”+“FOMA”) + Smart ARPU (“LTE(Xi)”+“FOMA”).

		—	NTT DOCOMO’s Voice ARPU (“LTE(Xi)”+“FOMA”) is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges attributable to “LTE(Xi)”+“FOMA” services, Packet ARPU (“LTE(Xi)”+“FOMA”) is based on operating revenues related to packet services, such as flat monthly fees and packet communication charges attributable to “LTE(Xi)”+“FOMA” services, and Smart ARPU (“LTE(Xi)”+“FOMA”) is based on operating revenues from a part of Other Operating Revenues attributable to “LTE(Xi)”+“FOMA” wireless communications services (revenues from content, collection of charges, mobile phone insurance service, advertising and others).

(11)	Revenues from communication module services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver” and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to Mobile Virtual Network Operators (MVNOs) are not included in Conventional ARPU calculation.

(12)	Numbers of active subscribers used in the Conventional ARPU calculation of NTT DOCOMO are as below.

		—	Quarterly Results: Sum of number of active subscribers* for each month

		—	FY Results/FY Forecast: Sum of number of active subscribers*/expected number of active subscribers* for each month from April to March

*active subscribers = (number of subscribers at end of previous month + number of subscribers at end of the current month)/2

4.	Operating Data (Number of Employees)

Number of Employees	(Persons)
	A As of June 30, 2014	B As of June 30, 2015		C As of March 31, 2016 (Forecast)
			Change
			B-A
NTT Consolidated	246,050	247,800	1,750	244,050
Core Group Companies
NTT (Holding Company)	2,900	2,850	(50)	2,800
NTT East	6,050	5,400	(650)	4,900
NTT West	5,000	4,750	(250)	4,500
NTT Communications	7,000	6,600	(400)	6,500
NTT DOCOMO (Consolidated)	26,250	27,050	800	27,000
NTT DATA (Consolidated)	76,450	78,650	2,200	80,350
(Reference) Outsourcing Companies
East Outsourcing Companies(1)(2)	28,050	27,200	(850)	24,850
West Outsourcing Companies(3)	28,950	26,900	(2,050)	24,400

Notes:	(1)

Figures for East Outsourcing Companies under “A. As of June 30, 2014” include employees from the consolidated prefectural outsourcing companies (NTT EAST-TOKYO and others), NTT-ME and NTT EAST SOLUTIONS.

	(2)

NTT revised the scope of the term “East Outsourcing Companies” as of July 1, 2014 due to a reorganization within NTT East Group. As a result of this change, figures for East Outsourcing Companies under “B. As of June 30, 2015” and “C. As of March 31, 2016 (Forecast)” include employees from the consolidated regional subsidiaries (NTT EAST-MINAMIKANTO and others), NTT-ME and NTT EAST SERVICE. Further, the number of employees of NTT EAST SERVICE includes 750 employees who were transferred from NTT SOLCO, NTT HOKKAIDO TELEMART and Telwel East Japan, in addition to the employees who were transferred from the consolidated prefectural outsourcing companies. In addition, NTT EAST SOLUTIONS has since merged into NTT EAST-MINAMIKANTO.

	(3)	Figures for West Outsourcing Companies include employees from NTT BUSINESS SOLUTIONS, NTT MARKETING ACT, NTT NEOMEIT, NTT FIELDTECHNO and NTT BUSINESS ASSOCIE WEST.